



TRITON

2022

**Annual Report
Triton International
Limited**



"We continued to use our strong cash flow to drive shareholder value, pivoting from aggressive investment in our container fleet to significant share repurchases."

Brian M. Sondey
Chairman & Chief Executive Officer

Letter to shareholders



BRIAN M. SONDEY
CHAIRMAN & CHIEF EXECUTIVE OFFICER

Dear Shareholders:

Triton International had an outstanding year in 2022. We built on last year's extraordinary performance, increasing our GAAP earnings per share and Adjusted earnings per share by more than 20% each, and we generated an Adjusted return on equity of 28.4%[1]. We continued to use our strong cash flow to drive shareholder value, pivoting from aggressive investment in our container fleet to significant share repurchases. Market conditions turned more challenging in 2022 due to a number of macroeconomic headwinds, but our strong performance demonstrates the strength and resilience of our business.

2022 Year in Review

Demand for containers softened in 2022 following a pandemic-related surge in trade growth and container demand that began in the second half of 2020.

In 2022, consumers shifted spending from goods back to services, and trade volumes were further impacted by macroeconomic headwinds including inflation, rising interest rates and slowing global GDP growth. In addition, logistical bottlenecks, such as lengthy port waiting times and trucker shortages, eased in 2022, speeding container turn times. As a result, new leasing activity slowed, container drop-off volumes increased and our utilization trended down, particularly in the second half of the year.

Despite these more challenging conditions, Triton's performance held up very well, reflecting the strength of our lease portfolio and durable benefits of our sizable container fleet investments and attractive debt refinancings completed in 2020 and 2021. Our utilization pulled back from a peak of 99.6%, but it decreased gradually, and remained very high at 98.1% as of December 31. Similarly, our used container sale prices decreased through the year as more older containers became available for sale, but sale prices have remained high and we continued to generate sizable disposal gains throughout the year.



"Triton's well protected long-term lease portfolio and high investment IRR's combine to drive strong and stable cash flow."

Brian M. Sondey
Chairman & Chief Executive Officer

The resiliency of our operating and financial performance reflects the durable enhancements we have made to our business. We have increased the share of our containers on multi-year finance and long-term leases to 88% of the equipment lease portfolio and increased the average duration of those leases to 76 months[2]. Nearly 60% of our containers are now on lifecycle leases[3]. We also aggressively grew our container fleet in 2021, adding over one million TEU of containers on high IRR, long-duration leases. Finally, we took advantage of low interest rates and the upgrade of our debt ratings to investment grade to refinance most of our long-term debt in 2020 and 2021, locking in low interest rates. The addition of large numbers of containers on high IRR leases combined with a reduction in our borrowing costs to significantly increase our leasing margin. The strength and duration of our lease portfolio and our focus on long-duration fixed-rate debt help lock-in this margin expansion.

STRONG LEASING MARGIN EXPANSION



SUSTAINED BY EXTENDED LEASE DURATIONS



Powerful Cash Flow = Long-term Value Creation

Triton's well protected long-term lease portfolio and high investment IRR's combine to drive strong and stable cash flow.

Triton's cash flow before capital expenditures (excluding certain items)[1, 4] has increased 65% since 2017 to reach $1.6 billion in 2022. Our cash flow is also stable. We have generated strongly positive cash flows even in very challenging economic environments such as the global financial crisis in 2009 and the industrial and commodities recession in 2015 / 2016. Our strong and stable cash flow underpins our financial stability, and we have demonstrated our ability to use our cash flow to drive shareholder value across a wide range of market environments.

We pivoted our investment focus in 2022, shifting from aggressive container investments that drove 31.5% growth in our revenue earnings assets in 2021, to sizable share repurchases. In 2022, we repurchased 9.1 million shares, representing 13.8% of our shares outstanding at the beginning of the year. This pivot demonstrates our nimble and disciplined approach to capital allocation. We have focused on fleet growth in periods with strong demand, and focused on returning capital to shareholders when demand has been weaker. We have also paid sizable regular dividends throughout this time and increased our dividend in each of the past three consecutive years. The impact on shareholder value is clear. Triton's total shareholder return has consistently outperformed the broader market.

POWERFUL CASH FLOW



Cash Flow Before Capital Expenditure (Excluding Certain Items)

UNDERPINS GROWTH IN CAPITAL RETURNS

Year End 2016 to Year End 2022	
Fleet Growth	45%
Total Capital Return	$2.0B
% Reduction in Share Count	–24%
Dividends per Share	$13.03
Total Shareholder Return	504%
Annualized Total Shareholder Return	35%



Outlook

The outlook for our market environment in 2023 appears challenging, but we expect Triton's performance will remain strong.

We expect container demand will be muted for much of this year due to current excess container capacity and modest expectations for global GDP growth. However, container supply and demand typically rebalance quickly due to the short order cycle for containers and the steady sale of older assets, and our strong lease portfolio ensures the vast majority of our containers stay on-hire through weaker periods.

We will also be well positioned to capitalize on renewed growth opportunities as market conditions improve. We often have our greatest investment success immediately following weaker periods in the market. We make substantial investments in ready inventory to help our customers manage market inflections, and we remain the go-to supplier for most of the world's largest shipping lines. We are also typically able to re-lease off-hire containers quickly when demand recovers.

From an investment standpoint, we expect share repurchases will continue to be an important focus of our capital allocation strategy while leasing demand remains slower, though we will be ready to pivot back to fleet investment when the time is right. Overall, we remain confident in our performance and optimistic about future opportunities for Triton.

I would like to thank all of our employees for their continued excellent performance and dedication, and I would like to thank our shareholders for your ongoing support.

Sincerely,



Brian Sondey
Chairman & Chief Executive Officer

(1) Adjusted earnings per share, Adjusted return on equity and Cash flow before capital expenditures (excluding certain items) as used in this letter to shareholders are non-GAAP financial measures. Refer to "Non-GAAP financial measures" set forth below for additional information.

(2) Calculations are based on weighting containers by net book value.

(3) Lifecycle leases structured so that containers will be sale age at lease expiration.

(4) Cash flow before capital expenditures (excluding certain items) is defined as income before income taxes plus unrealized (gain) loss on derivative instruments, net, debt termination expense, transaction and other costs, depreciation and amortization, principal payments on finance leases and NBV of container disposals less gain on sale of building, insurance recovery income, income attributable to non-controlling interest, preferred stock dividends, cash taxes, and other non-recurring adjustments that we believe investors should consider in evaluating our cash flow results.

Non-GAAP financial measures

This letter to shareholders includes certain non-GAAP financial measures and certain financial measures computed using non-GAAP components, as defined by the Securities and Exchange Commission, including Adjusted earnings per share, Adjusted return on equity and Cash flow before capital expenditures (excluding certain items). These measures are not prepared in accordance with GAAP and should not be considered as a substitute for the directly comparable GAAP measures. Additionally, our non-GAAP financial measures may be different from similar non-GAAP financial measures used by other companies. We have provided a reconciliation of the non-GAAP measures used in this letter to shareholders to the most directly comparable GAAP measures or components below.



Non-GAAP reconciliation of adjusted earnings per share

(In thousands, except per share amounts)

	Twelve Months Ended	
	December 31, 2022	December 31, 2021
Net income attributable to common shareholders	$ 694,810	$ 484,500
Add (subtract):		
Unrealized loss (gain) on derivative instruments, net	(303)	—
Debt termination expense	1,589	131,818
State and other income tax adjustments	8,041	(1,453)
Tax benefit from vesting of restricted shares	(1,291)	(683)
Adjusted net income	$ 702,846	$ 614,182
Adjusted net income per common share – Diluted	$ 11.32	$ 9.16
Weighted average number of common shares outstanding – Diluted	62,100	67,068

Calculation of adjusted return on equity

(In thousands)

	Twelve Months Ended	
	December 31, 2022	December 31, 2021
Adjusted net income	$ 702,846	$ 614,182
Average Shareholders' equity [1][2]	$ 2,473,570	$ 2,187,185
Adjusted return on equity	28.4%	28.1 %

(1) Average Shareholders' equity was calculated using the ending Shareholder's equity from each quarter in the current year and December 31 of the previous year.

(2) Average Shareholders' equity was adjusted to exclude preferred shares.

Non-GAAP reconciliation of cash flow before capital expenditures (excluding certain items)

(In thousands)

	Twelve Months Ended					
	2022	**2021**	**2020**	**2019**	**2018**	**2017**
Income (loss) before income taxes	$ 817,729	$ 580,597	$ 368,019	$ 380,830	$ 427,313	$ 260,252
Add/Subtract:						
Unrealized (gain) loss on derivative instruments, net	(343)	–	286	3,107	430	(1,397)
Debt termination expense	1,933	133,853	24,734	2,543	6,090	6,973
Transaction and other costs	–	–	–	–	88	9,272
Gain on sale of building	–	–	–	–	(20,953)	–
Insurance recovery income	–	–	–	–	–	(6,764)
Income attributable to non-controlling interest	–	–	–	(592)	(7,117)	(8,928)
Adjusted pre-tax Income	$ 819,319	$ 714,450	$ 393,039	$ 385,888	$ 405,851	$ 259,408
Add/Subtract:						
Depreciation and amortization	634,837	626,240	542,128	536,131	545,138	500,720
Principal payments on finance leases	180,075	74,117	78,333	73,429	64,372	60,673
NBV of container disposals	181,072	110,018	217,331	190,255	127,879	154,932
Preferred stock dividends	(52,112)	(45,740)	(41,362)	(13,646)	–	–
Cash taxes	(47,010)	(7,933)	(2,191)	895	(4,484)	288
Non-recurring cash flows	(109,201)	–	–	–	–	–
Cash flow before capital expenditures (excluding certain items)	$ 1,606,980	$ 1,471,152	$ 1,187,278	$ 1,172,952	$ 1,138,756	$ 976,021

Forward-looking statements

This shareholder letter contains forward-looking statements that involve a number of risks and uncertainties concerning Triton's industry, business, and financial results. Words such as "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Triton's Annual Report on Form 10-K for the year ended December 31, 2022 which accompanies this letter, and in other reports subsequently filed by Triton with the Securities and Exchange Commission. Except to the extent required by law, Triton undertakes no obligation to update any of these forward-looking statements.





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2022

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from   to

Commission file number - 001-37827



Triton International Limited

(Exact name of registrant as specified in the charter)

Bermuda	**98-1276572**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of principal executive office)

(441) 294-8033
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.01 par value per share	TRTN	New York Stock Exchange
8.50% Series A Cumulative Redeemable Perpetual Preference Shares	TRTN PRA	New York Stock Exchange
8.00% Series B Cumulative Redeemable Perpetual Preference Shares	TRTN PRB	New York Stock Exchange
7.375% Series C Cumulative Redeemable Perpetual Preference Shares	TRTN PRC	New York Stock Exchange
6.875% Series D Cumulative Redeemable Perpetual Preference Shares	TRTN PRD	New York Stock Exchange
5.75% Series E Cumulative Redeemable Perpetual Preference Shares	TRTN PRE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of voting common shares held by non-affiliates as of June 30, 2022 was approximately $2,419.3 million. As of February 8, 2023, there were 56,363,587 common shares, $0.01 par value, of the Registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part of Form 10-K	Document Incorporated by Reference
Part III, Items 10, 11, 12, 13, and 14	Portion of the Registrant's proxy statement to be filed in connection with the Annual Meeting of Shareholders of the Registrant to be held on April 27, 2023.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Triton International Limited contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the Securities and Exchange Commission (the "SEC"), or in connection with oral statements made to the press, potential investors or others. All statements, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, future costs, prospects, plans and objectives of management are forward-looking statements. The words "expect," "estimate," "anticipate," "predict," "believe," "think," "plan," "will," "should," "intend," "seek," "potential" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Triton's control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

- decreases in the demand for leased containers;
- decreases in market leasing rates for containers;
- difficulties in re-leasing containers after their initial fixed-term leases;
- our customers' decisions to buy rather than lease containers;
- increases in the cost of repairing and storing our off-hire containers;
- our dependence on a limited number of customers and suppliers;
- customer defaults;
- decreases in the selling prices of used containers;
- extensive competition in the container leasing industry;
- risks stemming from the international nature of our businesses, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine;
- decreases in demand for international trade;
- risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties and tariffs;
- the impact of COVID-19 on our business and financial results;
- disruption to our operations from failures of, or attacks on, our information technology systems;
- disruption to our operations as a result of natural disasters;
- compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption;
- the availability and cost of capital;
- restrictions imposed by the terms of our debt agreements;
- changes in tax laws in Bermuda, the United States and other countries; and
- other risks and uncertainties, including those listed under the caption "Risk Factors" in this Annual Report on Form 10-K and in the other documents we file with the SEC from time to time.

The foregoing list of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere. Any forward-looking statements made in this Annual Report on Form 10-K are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Triton or its businesses or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

WEBSITE ACCESS TO COMPANY'S REPORTS AND CODES OF CONDUCT

Our Internet website address is www.trtn.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

On February 14, 2023, we adopted a Code of Conduct that applies to all of our employees, officers, and directors, including our principal executive officer and principal financial officer. The Code of Conduct, which superseded and replaced our prior Code of Ethics, incorporates the subject matter included in our prior Code of Ethics while expanding the topics covered by the Code. In addition, we also have a Code of Ethics for Chief Executive and Senior Financial Officers. The text of our codes are posted within the Corporate Governance portion of the "Investors" section of our website.

Also, copies of our annual report, Code of Conduct and Code of Ethics for Chief Executive and Senior Financial Officers will be made available, free of charge, upon written request to:

Triton International Limited
Victoria Place, 5th Floor
31 Victoria Street
Hamilton HM 10, Bermuda
Attn: General Counsel and Secretary
Telephone: (441) 294-8033

If we make any substantive amendment to, or grant a waiver from, a provision of the Code of Conduct (to the extent applicable to certain officers and our directors) or the Code of Ethics for Chief Executive and Senior Financial Officers, we will promptly disclose the nature of the amendment or waiver on our website at www.trtn.com to the extent required by applicable law or regulation.

SERVICE MARKS MATTERS

The following items referred to in this annual report are registered or unregistered service marks in the United States and/or foreign jurisdictions pursuant to applicable intellectual property laws and are the property of Triton and its subsidiaries: Triton®, TAL®, and ®.

PART I

ITEM 1. BUSINESS

References in this Annual Report on Form 10-K to the "Company," "Triton," "we," "us" and "our" refer to Triton International Limited and, where appropriate, its consolidated subsidiaries.

Our Company

Triton is the world's largest lessor of intermodal containers. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of December 31, 2022, our total fleet consisted of 4.2 million containers and chassis, representing 7.2 million twenty-foot equivalent units ("TEU") or 7.9 million cost equivalent units ("CEU"). We have an extensive global presence offering leasing services through a worldwide network of local offices and utilize third-party container depots spread across 46 countries to provide customers global access to our container fleet. Our primary customers include the world's largest container shipping lines. Our global field operations include sales, operations, equipment resale, and logistics services. Our registered office is located in Bermuda.

The most important driver of our profitability is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average rental rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.

Industry Overview

Intermodal containers provide a secure and cost-effective method of transporting raw materials, component parts and finished goods because they can be used in multiple modes of transport. By making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking, containers reduce freight and labor costs. In addition, automated handling of containers permits faster loading and unloading of vessels, more efficient utilization of transportation equipment and reduced transit time. The protection provided by sealed containers also reduces cargo damage and the loss and theft of goods during shipment.

Worldwide containerized cargo volumes have increased at an average annual rate of 3.0% from 2012 to 2022, generally in line with average global economic growth. In 2022, worldwide cargo volumes are estimated to have decreased 3.2%.

Container leasing companies maintain inventories of new and used containers in a wide range of worldwide locations and supply these containers primarily to shipping line customers under a variety of short and long-term lease structures. Based on container fleet information reported by Drewry Maritime Research, we estimate that container lessors owned approximately 25.1 million TEU, or approximately 49% of the total worldwide container fleet of 50.8 million TEU, as of the end of 2022.

Leasing containers helps shipping lines improve their container fleet efficiency and provides shipping lines with an alternative source of equipment financing. Given the uncertainty and variability of export volumes, and the fact that shipping lines have difficulty in accurately forecasting their container requirements on a day-by-day, port-by-port basis, the availability of containers for lease on short notice reduces shipping lines' need to purchase and maintain larger container inventory buffers. In addition, the drop-off flexibility provided by operating leases also allows the shipping lines to adjust their container fleet sizes and the mix of container types in their fleets both seasonally and over time and helps balance their trade flows.

Spot leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates and the equipment supply and demand balance at a particular time and location. Average leasing rates on an entire portfolio of leases respond more gradually to changes in new equipment prices or changes in the balance of container supply and demand because lease agreements are generally only re-priced upon the expiration of the lease. The value that lessors receive upon resale of equipment is closely related to the cost of new equipment.

Our Equipment

Intermodal containers are designed to meet a number of criteria outlined by the International Standards Organization (ISO). The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that containers can be used by the widest possible number of transporters and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

Our fleet primarily consists of five types of equipment:
- *Dry Containers.* A dry container is a steel constructed box with a set of doors on one end. Dry containers come in lengths of 20, 40 or 45 feet. They are 8 feet wide, and either 8½ or 9½ feet tall. Dry containers are the least expensive and most widely used type of intermodal container and are used to carry general cargo such as manufactured component parts, consumer staples, electronics and apparel.
- *Refrigerated Containers.* Refrigerated containers include a fully installed cooling machine and an insulated container. Refrigerated containers come in lengths of 20 or 40 feet. They are 8 feet wide, and are either 8½ or 9½ feet tall. These containers are used for perishable items such as fresh and frozen foods.
- *Special Containers.* Most of our special containers are open top and flat rack containers. Open top containers come in similar sizes as dry containers, but do not have a fixed roof. Flat rack containers come in varying sizes and are steel platforms with folding ends and no fixed sides. Open top and flat rack containers are used to move heavy or over-sized cargos, such as marble slabs, steel coils or factory components, that cannot be easily loaded on a fork lift through the doors of a standard container.
- *Tank Containers.* Tank containers are stainless steel cylindrical tanks enclosed in rectangular steel frames with the same outside dimensions as 20 foot dry containers. These containers carry bulk liquids such as chemicals.
- *Chassis.* An intermodal chassis is a rectangular, wheeled steel frame, generally 23½, 40 or 45 feet in length, built specifically for the purpose of transporting intermodal containers on the road. Longer sized chassis, designed to solely accommodate rail containers, can be up to 53 feet in length. When mounted on a chassis, the container may be trucked either to its destination or to a railroad terminal for loading onto a rail car. Our chassis are primarily used in the United States.

Segments

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reporting segments:
- Equipment leasing—Our equipment leasing operations include the acquisition, leasing, re-leasing and ultimate sale of multiple types of intermodal transportation equipment, primarily intermodal containers.
- Equipment trading—We purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Our Leases

Most of our revenues are derived from leasing our equipment to our core shipping line customers. The majority of our leases are structured as operating leases, though we also provide customers with finance leases. Regardless of the lease type, we seek to exceed our targeted return on our investments over the life cycle of the equipment by managing utilization, lease rates, and the used equipment sale process.

Our lease products provide numerous operational and financial benefits to our shipping line customers. These benefits include:
- *Operating Flexibility.* The timing, location and daily volume of cargo movements for a shipping line are often unpredictable. Leasing containers and chassis helps our customers manage this uncertainty and reduces the requirement for inventory buffers by allowing them to pick-up leased equipment on short notice.
- *Fleet Size and Mix Flexibility.* The drop-off flexibility included in container and chassis operating leases allows our customers to more quickly adjust the size of their fleets and the mix of container types in their fleets as their trade volumes and patterns change due to seasonality, market changes or changes in company strategies.
- *Alternative Source of Financing.* Container and chassis leases provide an additional source of equipment financing to help our customers manage the high level of investment required to keep pace with the growth of the asset intensive container shipping industry.

Operating Leases. Operating leases are structured to allow customers flexibility to pick-up equipment on short notice and to drop-off equipment prior to the end of its useful life. Because of this flexibility, most of our containers and chassis will go through several pick-up and drop-off cycles. Our operating lease contracts specify a per diem rate for equipment on-hire, where and when such equipment can be returned, how the customer will be charged for damage and the charge for lost or destroyed equipment, among other things.

We categorize our operating leases as either long-term leases or service leases. Some leases have contractual terms that have features reflective of both long-term and service leases. We classify such leases as either long-term or service leases, depending upon which features we believe are predominant. For example, some leases that provide redelivery flexibility during the lease term are classified as long-term leases in cases where lessees have made large upfront payments to reduce their lease payment during the lease term or in cases where lessees will incur significant redelivery fees if containers are returned during the lease term. Such leases are generally considered to be long-term leases based on the expected on-hire time and the economic protection achieved by the lease economics. Our long-term leases generally require our customers to maintain specific units on-hire for the duration of the lease term, and they provide us with predictable recurring cash flow. Long-term leases typically have initial contractual terms ranging from five to eight or more years. However, in 2021 and the first half of 2022, the exceptionally high new container price environment led to a much higher average lease duration for containers purchased and leased out during the year, reflecting the preference of Triton and our customers to spread the higher container costs over a longer period.

We also have expired long-term leases whose fixed terms have ended but for which the related units remain on-hire and for which we continue to receive rental payments pursuant to the terms of the initial contract.

Service leases allow our customers to pick-up and drop-off equipment during the term of the lease, subject to contractual limitations. Service leases provide the customer with a higher level of flexibility than long-term leases and, as a result, typically carry a higher per diem rate. The terms of our service leases can range from 12 months to five years, though because equipment can be returned during the term of a service lease and since service leases are generally renewed or modified and extended upon expiration, lease term does not dictate expected on-hire time for our equipment on service leases. As of December 31, 2022, containers on service leases have been on-hire for an average of 36 months.

Finance Leases. Finance leases provide our customers with an alternative method to finance their equipment acquisitions. Finance leases are generally structured for specific quantities of equipment, generally require the customer to keep the equipment on-hire for its remaining useful life, and typically provide the customer with a purchase option at the end of the lease term.

The following table provides a summary of our equipment lease portfolio by lease type, based on CEU and net book value, as of December 31, 2022:

Lease Portfolio	By CEU December 31, 2022	By Net Book Value December 31, 2022
Long-term leases	72.4 %	72.8 %
Finance leases	9.0	15.4
Subtotal	81.4	88.2
Service leases	6.7	4.2
Expired long-term leases, non-sale age (units on hire)	6.8	5.0
Expired long-term leases, sale-age (units on hire)	5.1	2.6
Total	100.0 %	100.0 %

As of December 31, 2022, our long-term and finance leases combined had a weighted average remaining contractual term by CEU and net book value of approximately 59 months and 76 months, respectively, assuming no leases are renewed. However, we believe that many of our customers will renew operating leases for equipment that is less than sale age at the expiration of the lease. In addition, even without lease renewal, our equipment on operating leases typically remains on-hire at the contractual per diem rate for an additional six to twelve months beyond the end of the contractual lease term due to monthly drop-off volume limitations and the logistical requirements in our leases that require our customers to return the containers and chassis to specific drop-off locations.

Logistics Management, Re-leasing, Depot Management and Equipment Disposals

We believe that managing the period after our equipment's first lease is the most important aspect of our business. Successful management of this period requires disciplined logistics management, extensive re-lease capability, careful cost control and effective sales of used equipment.

Logistics Management. Since the late 1990s, the shipping industry has been characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, shipping lines have an incentive to return leased containers in North America and Europe to reduce the cost of empty container backhaul. Triton attempts to mitigate the risk of these unbalanced trade flows by maintaining a large portion of our fleet on long-term and finance leases and by contractually restricting the ability of our customers to return containers outside of Asian demand locations.

In addition, we attempt to minimize the costs of any container imbalances by finding local users in surplus locations and by moving empty containers as inexpensively as possible. While we believe we manage our logistics risks and costs effectively, logistical risk remains an important element of our business due to competitive pressures, changing trade patterns and other market factors and uncertainties.

Re-leasing. Since our operating leases allow customers to return containers and chassis prior to the end of their useful lives, we typically place containers and chassis on several leases during their useful lives. Initial lease transactions for new containers and chassis can usually be generated with a limited sales and customer service infrastructure because initial leases for new containers and chassis typically cover large volumes of units and are fairly standardized transactions. Used equipment, on the other hand, is typically leased out in small transactions that are structured to accommodate pick-ups and returns in a variety of locations. As a result, leasing companies benefit from having an extensive global marketing and operations infrastructure, a large number of customers, and a high level of operating contact with these customers.

Depot Management. As of December 31, 2022, we managed our equipment fleet through approximately 400 third-party owned and operated depot facilities located in 46 countries. Depot facilities are generally responsible for repairing our containers and chassis when they are returned by lessees and for storing the equipment while it is off-hire. We have a global operations group that is responsible for managing our depot relationships and they also regularly visit the depot facilities to conduct inventory and repair audits. We also supplement our internal operations group with the use of independent inspection agents.

Our leases are generally structured so that the lessee is responsible for the customer damage portion of the repair costs, and customers are billed for damages at the time the equipment is returned. We sometimes offer our customers a repair service program whereby we, for an additional payment by the lessee (in the form of a higher per-diem rate or a flat fee at off-hire), assume financial responsibility for all or a portion of the cost of repairs upon return of the equipment.

During 2022, as supply chain disruptions eased and consumer demand declined from the levels experienced at the height of the pandemic, decreases in fleet utilization have created significant demand for depot storage capacity. To address the increased need for storage capacity, we have actively expanded available storage space where possible and worked with customers to limit redeliveries in certain locations.

Equipment Disposals. Our in-house equipment sales group has a worldwide team of specialists that manage the sale process for our used containers and chassis from our lease fleet. We generally sell to portable storage companies, freight forwarders (who often use the containers for one-way trips) and other purchasers of used containers. We believe we are one of the world's largest sellers of used containers.

The sale prices we receive for our used containers are influenced by many factors, including the level of demand for used containers compared to the number of used containers available for disposal in a particular location, the cost of new containers, and the level of damage on the containers. While our total revenue is primarily made up of leasing revenues, gains or losses on the sale of used containers can have a significant positive or negative impact on our profitability.

Equipment Trading. We also buy and sell new and used containers and chassis acquired from third parties. We typically purchase our equipment trading fleet from container manufacturers, our shipping line customers or other sellers of used or new equipment. Trading margins are dependent on the volume of units purchased and resold, selling prices, costs paid for equipment sold and selling and administrative costs.

Locations

We have an extensive global presence, offering leasing services through 21 offices and 2 independent agencies located in 15 countries. Our extensive third-party depot network allows us to offer leasing and/or sales services in approximately 300 locations globally.

Customers

Our customers are mainly international shipping lines, though we also lease containers to freight forwarding companies and manufacturers. We believe that we have strong, long-standing relationships with our largest customers, most of whom we have done business with for more than 30 years. Our twenty largest customers account for 85% of our lease billings. The shipping industry has been consolidating for a number of years, and further consolidation could increase the portion of our revenues that come from our largest customers. Our five largest customers accounted for 62% of our lease billings, and our three largest customers accounted for 20%, 17% and 11% of our lease billings, respectively, in 2022. A default by one of our major customers could have a material adverse impact on our business, financial condition and future prospects.

Marketing and Customer Service

Our global marketing team and our customer service representatives are responsible for developing and maintaining relationships with senior operations staff at our shipping line customers, supporting lease negotiations and maintaining day-to-day coordination with junior level staff at our customers. This close customer communication is critical to our ability to provide customers with a high level of service, helps us to finalize lease contracts that satisfy both our financial return requirements and our customers' operating needs, ensures that we are aware of our customers' potential equipment shortages, and provides customers knowledge of our available equipment inventories.

Credit Controls

We monitor our customers' performance and our lease exposures on an ongoing basis. Our credit management processes are aided by the long payment experience we have with most of our customers and our broad network of relationships in the shipping industry that provides current information about our customers' market reputations. Credit criteria may include, but are not limited to, customer payment history, customer financial position and performance (e.g., net worth, leverage, and profitability), trade routes, country of domicile and the type of, and location of, equipment that is to be supplied.

Competition

We compete with at least five other major intermodal equipment leasing companies in addition to many smaller lessors, manufacturers of intermodal equipment, and companies offering finance leases as distinct from operating leases. It is common for our customers to utilize several leasing companies to meet their equipment needs.

Our competitors compete with us in many ways, including lease pricing, lease flexibility, supply reliability and customer service. In times of weak demand or excess supply, leasing companies often respond by lowering leasing rates and increasing the logistical flexibility offered in their lease agreements. In addition, new entrants into the leasing business are often aggressive on pricing and lease flexibility. Furthermore, customers also have the option to purchase intermodal equipment and utilize owned equipment instead of leasing, relying on their own fleets to satisfy their intermodal equipment needs and even leasing their excess container stock to other shipping companies.

While we are forced to compete aggressively on price, we attempt to emphasize our supply reliability and high level of customer service to our customers. We invest heavily to ensure adequate equipment availability in high demand locations, dedicate large portions of our organization to building customer relationships and maintaining close day-to-day coordination with customers' operating staffs, and have developed self-service systems that allow our customers to transact with us through the Internet.

Suppliers

 We have long-standing relationships with all of our major suppliers. We purchase most of our equipment from third-party manufacturers based in China. There are four large manufacturers of dry containers and four large manufacturers of refrigerated containers. For both dry containers and refrigerated containers, we estimate that the four largest manufacturers account for more than 90% of global production volume. Our procurement and engineering staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our procurement and engineering group and third-party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Systems and Information Technology

The efficient operation of our business is highly dependent on our information technology systems to track transactions, bill customers and provide the information needed to report our financial results. Our systems allow customers to facilitate sales orders and drop-off requests on the Internet, view current inventories and check contractual terms in effect with respect to any given container lease agreement. Our systems also maintain a database, which accounts for the containers in our fleet and our leasing agreements, processes leasing and sale transactions, and bills our customers for their use of and damage to our containers. We also use the information provided by these systems in our day-to-day business to make business decisions and improve our operations and customer service.

Human Capital Management

We seek to attract, retain, and develop the best talent available in order to drive our continued success and achieve our business goals. Our workforce as of December 31, 2022 was comprised of approximately 244 employees located in 21 offices and 13 countries. We are not a party to any collective bargaining agreements. Our workforce remained relatively unchanged in 2022 compared to 2021. Voluntary workforce turnover for the year was approximately 4%.

Our approach to human capital management is underpinned by our corporate culture, which seeks to foster an inclusive and respectful work environment where employees are empowered at all levels to implement new ideas to better serve our global customer base and continuously improve our processes and operations. This culture is supported by a flat organizational structure that enables speed of decision making and execution; compensation programs that emphasize Company-wide common shared objectives; a diverse, international team that mirrors our local communities and customer base; robust training and development opportunities; and resources for employees to seek guidance and raise concerns when needed. We believe the combination of competitive compensation and benefits, career growth and development opportunities and our strong corporate culture promote long employee tenure and low voluntary turnover. As of December 31, 2022, our average employee tenure was 14 years for all employees and 24 years for leadership (defined as vice president level and above). In 2022, 51% of open positions were filled with internal candidates.

As of December 31, 2022, our global workforce was approximately 59% male and 41% female. Approximately 40% of our workforce is located outside the United States, and in the United States, approximately 30% of our workforce was comprised of racial and ethnic minorities. Triton is committed to diversity and inclusion across our Company, and we have a number of programs and initiatives in place aimed at further promoting diversity and inclusion in our organization.

In 2022, the COVID-19 pandemic continued to have an impact on our human capital management. As pandemic workplace restrictions eased, we took a phased and flexible approach to reopening our offices, in accordance with local laws and regulations. In several locations, depending on local factors and business needs, we implemented hybrid work arrangements in connection with our employees' return to the office. While temporary lockdowns or restrictions affected some of our offices during the year, as of December 31, 2022, all of our offices had reopened. We will continue to monitor developments relating to the COVID-19 pandemic and, where necessary, implement appropriate measures to protect the health and safety of our employees.

For additional information, please see the section titled "Human Capital Management, Talent Development and Succession Planning" in our Proxy Statement.

Environmental and Other Regulation

We are subject to various business impacts associated with environmental regulations, including potential liability due to accidental discharge from our containers, potential equipment obsolescence or retrofitting expenses due to changes in environmental regulations, and increased risk of container performance problems due to container design changes driven by environmental factors. These risks are particularly significant for our refrigerated container product line, as environmental regulations have targeted the global warming potential of chemical refrigerants and the blowing agent historically used in the insulation for refrigerated containers. Refrigerated container manufacturers have also changed the treatment process for the steel frame of refrigerated containers in a way that may lead to increased corrosion. Additional information on environmental and equipment performance risks is located in the Risk Factors section.

While we maintain environmental liability insurance coverage, and the terms of our leases and other arrangements for use of our containers place the responsibility for environmental liability on the end user, we still may be subject to environmental liability in connection with our current or historical operations. In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the owner is not at fault. Our lessees are required to indemnify us from environmental claims and our standard master tank container lease agreement contains an insurance clause that requires our tank container lessees to carry pollution liability insurance.

Our operations are also subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of equipment for international terrorism or other illicit activities, as well as regulations implementing equipment safety measures. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant equipment and/or the adaptation of existing equipment to meet new requirements imposed by such regulations. Violations of these rules and regulations can also result in substantial fines and penalties, including potential limitations on operations or forfeitures of assets. Additionally, we may be affected by future regulation related to supply chain management that could impact our equipment and operations.

Currency

The U.S. dollar is the operating currency for the large majority of our leases and obligations, and most of our revenues and expenses are denominated in U.S. dollars. However, we pay our non-U.S. staff in local currencies, and our direct operating expenses and disposal transactions for our older containers are often structured in foreign currencies. We record realized and unrealized foreign currency exchange gains and losses primarily due to fluctuations in exchange rates related to our Euro and Pound Sterling transactions and related assets and liabilities.

Information about our Executive Officers

Name	Age	Current Position	Position Held Since
Brian M. Sondey	55	Chairman, Chief Executive Officer	2016
Michael S. Pearl	46	Senior Vice President and Chief Financial Officer	2023
Carla Heiss	53	Senior Vice President, General Counsel and Secretary	2019
John F. O'Callaghan	62	Executive Vice President and Global Head of Marketing & Operations	2016
Kevin Valentine	58	Senior Vice President, Triton Container Sales	2016

Brian M. Sondey is our Chairman and Chief Executive Officer. Upon the closing of the merger of Triton Container International Limited ("TCIL") and TAL International Group, Inc. ("TAL") in July 2016, Mr. Sondey, who had served as Chairman, President and Chief Executive Officer of TAL since 2004, became Chairman and Chief Executive Officer of Triton. Mr. Sondey joined TAL's former parent, Transamerica Corporation, in April 1996 as Director of Corporate Development. He then joined TAL International Container Corporation in November 1998 as Senior Vice President of Business Development. In September 1999, Mr. Sondey became President of TAL International Container Corporation. Prior to his work with Transamerica Corporation and TAL International Container Corporation, Mr. Sondey worked as a Management Consultant at the Boston Consulting Group and as a Mergers & Acquisitions Associate at J.P. Morgan. Mr. Sondey holds an MBA from The Stanford Graduate School of Business and a BA degree in Economics from Amherst College.

Michael S. Pearl is our Senior Vice President and Chief Financial Officer and has served in this role since January 2023. Prior to this role, Mr. Pearl served as our Senior Vice President, Treasurer since February 2022. Upon the closing of the merger of TCIL and TAL in July 2016, Mr. Pearl became our Vice President, Treasurer. Prior to that time he had served as Assistant Treasurer and Head of Credit since 2014 and Assistant Treasurer and Director, Business Development between 2009 and 2014. Prior to joining the Company, Mr. Pearl worked for a number of companies in the financial sector, including National City Bank, Wachovia Bank, and S&P Global. Mr. Pearl holds an MBA from the University of Michigan and a BA degree in Economics from Colby College.

Carla Heiss is our Senior Vice President, General Counsel and Secretary and has served in this role since December 2019. Prior to joining Triton, Ms. Heiss was Deputy General Counsel and Secretary at Bunge Limited, where she worked from 2003 to 2019. Prior to that, she worked as an Associate in Capital Markets and International Finance at Shearman & Sterling, LLP from 1994 to 2003. Ms. Heiss holds a JD degree from the George Washington University Law School and earned her BA degree in Government from Cornell University.

John O'Callaghan is our Executive Vice President and Global Head of Field Marketing and Operations. Upon the closing of the merger of TCIL and TAL in July 2016, Mr. O'Callaghan, who had served as the Senior Vice President for Europe, North America, South America and the Indian Subcontinent of TCIL since 2006, became the Executive Vice President, Global Head of Field Marketing & Operations of Triton. Mr. O'Callaghan joined TCIL in 1994 as Marketing Manager of Refrigerated Containers and progressed over time to positions of increasing responsibility. Prior to his work with TCIL, Mr. O'Callaghan worked as an Architect at Buro Bolles Wilson, Germany & Young LLP and was also an Architect at Canary Wharf development with Koetter Kim. Mr. O'Callaghan studied engineering at Trinity College Dublin and qualified with RIBA (Royal Institute of British Architects) as an architect with the Architectural Association in London.

Kevin Valentine is our Senior Vice President of Triton Container Sales. Upon the closing of the merger of TCIL and TAL in July 2016, Mr. Valentine, who had served as the Senior Vice President of Trader and Global Operations of TAL since 2011, became the Senior Vice President of Triton Container Sales of Triton. Mr. Valentine joined TAL International Container Corporation in 1994 as Regional Marketing Manager and progressed over time to positions of increasing responsibility. Prior to his work with TAL, Mr. Valentine worked as a Marketing Manager at Tiphook Container Rental. Mr. Valentine received a BA (Hons) degree in Business from Middlesex University, London, England.

ITEM 1A. RISK FACTORS

Risks Related to Our Business and Industry

The international nature of our business exposes us to numerous risks.

We are subject to numerous risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. Several of these risks are discussed in more detail throughout this Risk Factors section. Additional risks of international operations include, but are not limited to:

- the imposition of tariffs or other trade barriers;
- difficulties with enforcement of lessees' obligations across various jurisdictions;
- changes in governmental policy or regulation affecting our business and industry, including as a result of the political relationship between the U.S. and other countries;
- restrictions on the transfer of funds into or out of countries in which we operate;
- political and social unrest or instability;
- nationalization of foreign assets;
- military conflicts;
- government protectionism;
- health or similar issues, including epidemics and pandemics such as the COVID-19 pandemic; and
- labor or other disruptions at key ports or at manufacturing facilities of our suppliers.

Our ability to enforce lessees' obligations will be subject to applicable law in the jurisdiction in which enforcement is sought. As containers are used in international commerce, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in other jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the costs, relative success and expedience of collecting receivables or pursuing enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

Substantial supply chain bottlenecks and other logistical constraints such as the ones experienced in 2021 and 2022 could lead to increased government regulation which may negatively impact container flows and container demand, as well as lead to higher costs of conducting business globally. Any one or more of these or other factors could adversely affect our current or future international operations and business.

Container leasing demand can be negatively affected by decreases in global trade due to global and regional economic downturns and other adverse macroeconomic conditions.

Overall demand for containers depends largely on the rate of world trade and economic growth. Adverse macroeconomic conditions, including significant downturns in global economic growth, recessionary conditions in major geographic regions, inflation and attempts to control inflation, changes to fiscal and monetary policy, and higher interest rates, can negatively affect container demand and lessors' decisions to lease containers. During economic downturns and periods of reduced trade, shipping lines tend to use and lease fewer containers, or lease containers only at reduced rates, and tend to rely more on their own fleets to satisfy a greater percentage of their requirements. As a result, during periods of weak global economic activity or reduced trade, container lessors typically experience decreased leasing demand, decreased equipment utilization, lower average rental rates, decreased leasing revenue, decreased used container resale prices and significantly decreased profitability.

Container leasing demand was weak in the second half of 2022 and remains weak at the start of 2023. Global trade volumes have decreased over the last several quarters as consumers have shifted spending back to services following a pandemic-related surge in goods consumption in 2020 and 2021. In addition, high energy prices and increased interest rates have decreased consumers' disposable income. Expectations for reduced economic growth have further impacted consumer and business spending. Our equipment investment level, utilization and used container sale prices have been decreasing in response to weak container demand, leading to decreases in our leasing revenue, used container disposal gains and container trading margins. The impacts of global and regional economic downturns and other adverse macroeconomic conditions could have a material adverse effect on our business, profitability and cash flows.

Increased tariffs or other trade actions could adversely affect our business, financial condition and results of operations.

The international nature of our business and the container shipping industry exposes us to risks relating to the imposition of import and export duties, quotas and tariffs. These risks have increased over the last several years as the United States and other countries have adopted protectionist trade policies and as companies look to on-shoring or near-shoring their production to address material and parts shortages and/or increased costs due to these actions. Trade growth and demand for leased containers decreased from 2018 to 2019 due to a trade dispute between the United States and China that led to both countries imposing tariffs on imported goods from the other. While the United States and China agreed in January 2020 to limit further actions, significant uncertainty remains about the future relationship between the United States and China as tariffs and other trade barriers remain historically high, other key areas of economic and foreign policy difference remain unresolved and tensions remain elevated. Given the importance of the United States and China in the global economy, continued or increased tensions between these countries could significantly reduce the volume of goods traded internationally and reduce the rate of global economic growth. Increased trade barriers and the risk of further disruptions is also motivating some manufacturers and retailers to reduce their reliance on overseas production and could reduce the long-term growth rate for international trade, leading to decreased demand for leased containers, lower new container prices, decreased market leasing rates and lower used container disposal prices. These impacts could have a material adverse effect on our business, profitability and cash flows.

Our business, results of operations and financial condition could be materially adversely affected by a resurgence of the COVID-19 pandemic or future global pandemics.

The COVID-19 pandemic resulted in significant impacts to businesses and supply chains globally. The initial outbreak of COVID-19 and the resulting imposition of work, social and travel restrictions, as well as other actions by government authorities to contain the outbreak, led to a significant decrease in global economic activity and global trade in the first half of 2020. During this time, we faced reduced container demand, decreasing utilization, market leasing rates and used container sale prices, and decreasing profitability. We also had increased concerns about customer credit risk. Additionally, we faced business continuity risks, including potential employee health and safety impacts and disruptions associated with the rapid implementation of remote working arrangements. While COVID-19 restrictions have since eased globally, a resurgence of the COVID-19 pandemic in the United States and/or abroad or a future pandemic, depending on its duration and severity, could materially adversely impact the global economy and our industry, operations and financial condition and performance.

Our business and results of operations are subject to risks resulting from the political and economic policies of China.

A substantial portion of our containers are leased out from locations in China and we have several customers that are domiciled in China. The main manufacturers of containers are also located in China. The political and economic policies of China and the level of economic activity in China may have a significant impact on our business and financial performance.

Changes in laws and policies in China such as restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad could significantly impact business investment and exports in China. Additionally, government policies that reduce the emphasis on manufacturing and increase priorities for domestic consumption and services may alter trade patterns and reduce demand for containers in China. Chinese government environmental laws and regulations may increase the cost of manufacturing in China, leading to reduced exports and decreased container demand. Additionally, the re-imposition of policies aimed at controlling the COVID-19 pandemic or future disease outbreaks may reduce manufacturing activity and exports and lead to further logistical disruptions in global shipping. Changes in China's laws and regulations could also impact the cost and availability of new containers from the container manufacturers in China. These factors could have a significant negative effect on our customers, the cost and availability of new containers and have a material adverse effect on our business and results of operations.

In addition, a geo-political conflict involving China could significantly reduce global economic activity and trade and have a material adverse effect on our business given the large share of global exports and container lease-outs represented by China.

The war in Ukraine may negatively impact international trade and our business.

The ongoing war between Russia and Ukraine has resulted in economic and trade disruptions, as well as a significant humanitarian crisis. The conflict has led to significant stress on the global economy, as well as economic sanctions and trade controls being placed on Russia, Belarus and related individuals and entities, limitations on Russian and Belorussian banks' and entities' ability to access international payment systems, port restrictions on Russian ships and decisions to suspend service to Russia and alter certain routes by several major ocean carriers. We do not have any employees or Company facilities in Russia,

Belarus or Ukraine, and our direct exposure to customers whose businesses are focused on trading with Russia is not material, representing less than one-half of one percent (0.5%) of total net book value of leased containers as of December 31, 2022. However, given the nature of our business and global operations, political, economic and other conditions in major regions, including geopolitical conflicts such as the current war in Ukraine, may adversely affect us. The extent and duration of the ongoing military conflict in Ukraine, resulting sanctions, embargoes, regional instability, shipping bans, increased cybersecurity risks, escalation of hostilities and the effects of the conflict on the global economy, including increased on-shoring and near-shoring, reduced global trade, heightened inflation and any other related economic or market disruptions, are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military conflict. These factors may negatively impact our business and results of operations.

We face extensive competition in the container leasing industry.

The container leasing and sales business is highly competitive. We compete with five other major leasing companies, many smaller container lessors, equipment financing companies, and manufacturers of container equipment, who sometimes lease and finance containers directly with our shipping line customers. Some of these competitors may have greater financial resources and access to capital than us and may have lower investment return expectations. Additionally, some of these competitors may, at times, accumulate a high volume of underutilized inventories of containers, which could lead to significant downward pressure on lease rates and margins. As market conditions evolve, we may see new competition entering the market.

Competition among container leasing companies involves many factors, including, among others, lease rates, lease terms (including lease duration, and drop-off and repair provisions), customer service, and the location, availability, quality and individual characteristics of equipment. In addition, new technologies and the expansion of existing technologies, such as digitalization and expanded online services, may increase competitive pressures in our industry. The highly competitive nature of our industry may reduce our lease rates and margins and undermine our ability to maintain our current level of container utilization or achieve our growth plans.

Our customers may decide to lease fewer containers. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate and level of investment would decrease, resulting in decreased leasing revenues, increased storage costs, increased repositioning costs and lower growth.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased repositioning costs. A significant decrease in the portion of leased containers operated by shipping lines would also reduce our investment opportunities and significantly constrain our growth. Most of the factors affecting the lease versus buy decisions of our customers are outside of our control.

For example, most shipping lines were exceptionally profitable during 2021 and 2022, leading to a large decrease in leverage ratios across the industry and in some cases, a build-up of substantial cash balances. The increased financial strength of our customers may lead to higher investment levels in their own container fleets and a decrease in their use of leasing.

Market leasing rates may decrease due to a decrease in new container prices, weak leasing demand, increased competition or other factors.

Market leasing rates have historically varied widely and changed suddenly. Market leasing rates are typically a function of, among other things, new equipment prices (which are heavily influenced by steel prices), interest rates, the type and length of the lease, the equipment supply and demand balance at a particular time and location, and other factors described in this "Risk Factors" section. Market leasing rates decreased steadily throughout 2022 in response to decreasing container demand and decreasing new container prices.

A decrease in market leasing rates negatively impacts the leasing rates on both new container investments and the existing containers in our fleet. Most of our existing containers are on operating leases, with lease terms shorter than the expected life of the container, thus the lease rate we receive for the container is subject to change at the expiration of the current lease. The profitability impact of decreasing lease rates on existing containers can be particularly severe since it leads to a reduction in revenue with no corresponding reduction in investment or expenses.

We are exposed to customer credit risk, including the risk of lessee defaults.

Our containers and chassis are leased to numerous customers, who are responsible to pay lease rentals and other charges, including repair fees and costs for damage to or loss of equipment. Some of our customers are privately owned and do not provide detailed financial information regarding their operations. Our customers could incur financial difficulties, or otherwise have difficulty making payments to us when due for any number of factors which we may be unable to anticipate. A delay or diminution in amounts received under the leases, or a default in the performance of our lessees' obligations under the leases could adversely affect our business, financial condition, results of operations and cash flows and our ability to make payments on our debt.

In addition, when lessees default, we may fail to recover all of our equipment, and the equipment we do recover may be returned in damaged condition or to locations where we may not be able to efficiently re-lease or sell the equipment. As a result, we may have to repair our equipment and reposition it to other locations and we may lose lease revenues and incur significant operating expenses. We also often incur extra costs when repossessing containers from a defaulting lessee. These costs typically arise when our lessee has also defaulted on payments owed to container terminals or depot facilities where the repossessed containers are located. In such cases, the terminal or depot facility may delay or bar us from taking possession of our containers or sometimes seek to have us repay a portion of the lessee's unpaid bills as a condition to releasing the containers back to us.

Historically, the container shipping industry has been characterized by recurring periods of excess vessel capacity and weak financial performance. While our customers experienced significantly improved profitability since 2020, declining shipping demand and freight rates that began in the second half of 2022 may pressure their future financial performance. A number of our customers generated significant financial losses in the years prior to 2020 and may do so again. In addition, the potential impact of a customer default has increased due to the large volume of high-priced containers purchased and leased out in 2021. If a customer defaults in the future and new equipment prices and market lease rates have returned to historical long-term averages, the impact of such a default would likely be greater than our historical experience. Also, following the bankruptcy of Hanjin Shipping Co. Ltd. in 2016, it has become more difficult and expensive to obtain credit insurance in our industry and we have chosen not to purchase credit insurance policies. As a result, a major customer default could have a significant adverse impact on our business, financial condition and cash flows.

Our customer base is highly concentrated. A default by or significant reduction in leasing business from any of our large customers could have a material adverse impact on our business and financial performance.

Our five largest customers represented approximately 62% of our lease billings in 2022. Our single largest customer, CMA CGM S.A., represented approximately 20% of lease billings in 2022, our second largest customer Mediterranean Shipping Company S.A., represented approximately 17% of lease billings in 2022, and our third largest customer, Ocean Network Express, represented approximately 11% of lease billings in 2022. Furthermore, the shipping industry has been consolidating for a number of years, and further consolidation could increase the portion of our revenues that come from our largest customers. Given the high concentration of our customer base, a default by or a significant reduction in future lease transactions with any of our major customers could materially reduce our leasing revenues, profitability, liquidity and growth prospects.

We purchase containers from a small number of container manufacturers primarily based in China, potentially limiting our ability to maintain an adequate supply of containers and increasing our risk of negative outcomes from any manufacturing disputes.

The vast majority of intermodal containers are currently manufactured in China, and we currently purchase substantially all of our dry, refrigerated, special, and tank containers from third-party manufacturers based there. In addition, the container manufacturing industry in China is highly concentrated. In the event that it were to become more difficult or more expensive for us to procure containers in China because of further consolidation among container suppliers, reduced production by our suppliers, increased tariffs imposed by the United States or other governments, COVID-19 lockdowns and other restrictions, regional instability, or for any other reason, we may be unable to fully pass these increased costs through to our customers in the form of higher lease rates and we may not be able to adequately invest in and grow our container fleet.

Additionally, we may face significant challenges in the event of disputes with container manufacturers due to the limited number of potential alternative suppliers and higher uncertainty of outcomes for commercial disputes in China. Such disputes could involve manufacturers' warranties or manufacturers' ability and willingness to comply with key terms of our purchase agreements such as container quantities, container quality, delivery timing and price.

Manufacturers of equipment may be unwilling or unable to honor manufacturer warranties covering defects in our equipment or we may incur significant increased costs or reductions in the useful life of equipment due to changes in manufacturing processes, which could adversely affect our business, financial condition and results of operations.

We obtain warranties from the manufacturers of equipment that we purchase. When defects in the containers occur, we work with the manufacturers to identify and rectify the problems. However, there is no assurance that manufacturers will be willing or able to honor warranty obligations. In addition, manufacturers' warranties typically do not cover the full expected life of our containers. If the manufacturer is unwilling or unable to honor warranties covering failures occurring within the warranty period or if defects are discovered in containers that are no longer covered by manufacturers' warranties, we could be required to expend significant amounts of money to repair the containers, the useful lives of the containers could be shortened and the value of the containers reduced.

Several key container components and manufacturing processes have undergone changes over the last several years, in many cases due to environmental concerns. These changes include, but are not limited to, the following:

- Changes in paint application systems to water-based from solvent-based;
- Changes to the wood floorboard materials to farm-grown woods from tropical hard woods;
- Changes to the refrigerant gasses used by refrigerated containers; and
- Changes to insulation foaming processes for the walls of refrigerated containers.

These changes have not yet proven their durability over the typical 12 to 15 year life of a container in a marine environment. In addition, due to increased container demand in 2021 and in the first half of 2022, manufacturers significantly accelerated their rate of production in order to keep pace with demand. The impact of these and future changes in manufacturing processes or materials on the quality and durability of our equipment is uncertain and may result in increased costs to maintain or a significant reduction in the useful life of the equipment.

We may be exposed to increased repair and maintenance costs associated with our lessees' failure to pay repair charges.

Under our lease agreements, lessees are responsible for many obligations, including maintaining the equipment while on-hire and for payment for damage to equipment beyond normal wear at the end of the lease term. Improper use or handling of our equipment, failure to perform required maintenance during the lease term or other damage caused to our equipment while on lease could result in substantial damage to our equipment and the assessment of significant repair charges to our lessees at the end of the lease term. Disputes with lessees over their responsibility for repair costs could require us to incur significant unplanned maintenance and repair expenses upon the termination of the applicable lease to restore the equipment to an acceptable condition prior to re-leasing or sale. A significant failure by our lessees to meet their obligations to maintain our equipment or pay for damage could have a material adverse effect on our business, results of operations and cash flows.

Used container sales prices are volatile and sale prices can fall below our accounting residual values, leading to losses on the disposal of our equipment and a large decrease in our cash flows.

Although our revenues primarily depend upon equipment leasing, our profitability is also affected by the gains or losses we realize on the sale of used containers because, in the ordinary course of our business, we sell certain containers when they are returned by customers upon lease expiration. The volatility of the selling prices and gains or losses from the disposal of such equipment can be significant. Used container selling prices, which can vary substantially, depend upon, among other factors, the cost of new containers, the global supply and demand balance for containers generally, the location of the containers, the supply and demand balance for used containers at a particular location, the physical condition of the container and related refurbishment needs, materials and labor costs and obsolescence of certain equipment or technology. Most of these factors are outside of our control.

Containers are typically sold if it is in our best interest to do so after taking into consideration local and global leasing and sale market conditions and the age, location and physical condition of the container. As these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if we sell large quantities of containers.

Used container selling prices and the gains or losses that we have recognized from selling used containers have varied widely. In 2015 and 2016, used container prices dropped to levels below our estimated residual values, resulting in significant losses on sale of leasing equipment. Used container sale prices rebounded in 2017 and 2018, decreased in 2019, again increased significantly beginning in the second half of 2020 and continuing throughout 2021. Used container sale prices decreased steadily in 2022 and have continued to decrease in 2023. A significant further reduction could have a material adverse effect on our results of operations and cash flows.

Equipment trading results have been highly volatile and are subject to many factors outside of our control.

The profitability of our equipment trading activities has varied widely. Our ability to sustain a high level of equipment trading profitability will require securing large volumes of additional trading equipment and continuing to achieve high selling margins. Several factors could limit our trading volumes. Shipping lines that have sold containers to us could develop other means for disposing of their equipment or develop their own sales networks. In addition, we may limit our purchases if we have concerns that used container selling prices might decrease. Our equipment trading results would also be negatively impacted by a reduction in our selling margins by increased competition for purchasing trading containers or by decreased sales prices. If sales prices rapidly deteriorate and we hold a large inventory of equipment that was purchased when prices for equipment were higher, we may incur significant trading losses.

A number of key personnel are critical to the success of our business.

We have senior executives and other management level employees with extensive industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales team and technical personnel, as well as to recruit new skilled sales, marketing and technical and other support personnel. Competition for experienced managers in our industry can be intense. If we fail to retain and recruit the necessary personnel, our business and our ability to retain customers and provide acceptable levels of customer service could suffer.

It may become more difficult and expensive for us to store and repair our off-hire containers.

We are dependent on third-party depot operators to repair and store our equipment in port areas throughout the world. At times, particularly during times of decreasing fleet utilization, we may experience limited depot capacity and a refusal by certain depots to accept additional containers due to space constraints.

We are currently experiencing storage capacity shortages in a number important locations, including certain locations in China, North Europe and the West Coast of the United States. Due to these capacity shortages, we are facing increased storage rates and increased transit costs. We have also been forced to close several port locations for further container returns, which reduces the quality of our customer service.

Additionally, in certain locations, the land occupied by depots is increasingly being considered as prime real estate due to its coastal location. As a result, existing depot locations may be redeveloped for other uses or become subject to increasing restrictions on operations by local communities and may be forced to relocate to sites further from the port areas. These factors have and may continue to impact available depot capacity, increase the cost of depot storage and repairs and increase the operational complexity of managing our business.

We may incur future asset impairment charges.

An asset impairment charge may result from the occurrence of an adverse change in market conditions, unexpected adverse events or management decisions that impact our estimates of expected cash flows generated from our long-lived assets. We review our long-lived assets, including our container and chassis equipment, goodwill and other intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We may be required to recognize asset impairment charges in the future as a result of reductions in demand for specific container and chassis types, a weak economic environment, challenging market conditions, events related to particular customers or asset types, or as a result of asset or portfolio sale decisions by management. The likelihood that we could incur asset impairment charges increases during periods of low new container prices, low market lease rates and low used container selling prices.

In addition, while used container selling prices are currently above our estimated residual values, they are extremely volatile and if disposal prices fall below our residual values for an extended period, we would likely need to revise our estimates for residual values. Decreasing estimates for residual values would result in an immediate impairment charge on containers older than the estimated useful life in our depreciation calculations, and would result in increased depreciation expense for all of our other containers in subsequent periods. Asset impairment charges could significantly impact our profitability and could potentially cause us to breach the financial covenants contained in some or all of our debt agreements. The impact of asset impairment charges and a potential covenant default could be severe.

We may incur significant costs associated with relocation of leased equipment.

When lessees return equipment to locations where supply exceeds demand, containers are routinely repositioned to higher demand areas. Positioning expenses vary depending on geographic location, distance, freight rates and other factors. Positioning expenses can be significant if a large portion of our containers are returned to locations with weak demand. We seek to limit the number of containers that can be returned to areas where demand is not expected to be strong. However, future market conditions may not enable us to continue such practices. In addition, we may not be successful in accurately anticipating which port locations will be characterized by weak or strong demand in the future, and current contracts will not provide much protection against positioning costs if ports that are expected to be strong demand ports turn out to be low demand ports when the equipment is returned. In particular, many of our lease contracts are structured so that most containers will be returned to areas with current strong demand, especially major ports in China. If the economy in China continues to evolve in a way that leads to less focus on manufacturing and exports and more focus on consumer spending, imports and services, we may face large positioning costs in the future to relocate containers dropped off into China.

Severe weather, climate change, international hostilities, terrorist attacks or other catastrophic events could negatively impact our operations and profitability and may expose us to liability.

Catastrophic natural events such as hurricanes, earthquakes, or fires, or other events, such as chemical explosions or other industrial accidents could lead to extensive damage to our equipment, significant disruptions to trade and reduced demand for containers. In addition, climate change could worsen some of these risks and lead to economic instability and extensive disruptions to world trade. These events could also impact the profitability of our customers and lead to higher credit risk, as well as significant increases in our own insurance costs. The incidence, severity and consequences of any of these events are unpredictable.

Military conflicts, such as the ongoing war between Russia and Ukraine, or other serious international disputes could also significantly impact our business. International conflicts often lead to economic sanctions and decreased trade activity and military conflicts often involve the blockade of ports. A serious conflict involving major global trading partners could have a material impact on global trade, the demand for containers, our profitability and our customers' ability to honor their lease obligations.

It is also possible that our containers could be involved in a terrorist attack. Although our lease agreements typically require our customers to indemnify us against all damages and liabilities arising out of the use of our containers and we carry insurance to potentially offset any costs in the event that our customer indemnifications prove to be insufficient, our insurance does not cover certain types of terrorist attacks. We may also experience reputational harm from a terrorist attack in which one of our containers is involved.

Risks Related to Our Indebtedness and Liquidity

We have a substantial amount of debt outstanding and have significant debt service requirements. Our high level of indebtedness may reduce our financial flexibility, impede our ability to operate and increase our risk of default.

We use substantial amounts of debt to fund our operations, particularly our purchase of equipment. As of December 31, 2022, we had outstanding indebtedness of approximately $8,074.8 million under our debt facilities. Total interest and debt expense for the year ended December 31, 2022 was $226.1 million.

Our substantial amount of debt could have important consequences for investors, including:

- making it more difficult for us to satisfy our obligations with respect to our debt facilities, which could result in an event of default under the agreements governing such indebtedness and potentially lead to insolvency;
- requiring us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, capital expenditures, future business opportunities and other purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- reducing our profit margin and investment returns on new container investments if we are unable to pass along increases in our cost of financing to our customers through higher lease rates,
- making it difficult for us to pay dividends on or repurchase our common and preferred shares;

- increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and
- placing us at a competitive disadvantage compared to our competitors having less debt.

We may also incur substantial additional indebtedness in the future. To the extent that new indebtedness is added to current debt levels, the risks described above would increase.

We may not be able to refinance our indebtedness on commercially reasonable terms or at all.

During difficult market environments, lenders to the container leasing industry may become more cautious, decreasing our sources of available debt financing and increasing our borrowing costs. In addition, we are the largest container leasing exposure for many of our lenders, and the amount of incremental loans available from our existing lenders may become constrained due to single-name credit limitations. If we cannot refinance our indebtedness, we may have to take actions such as selling assets, seeking equity capital or reducing or delaying future capital expenditures or other business investments, which could have a material adverse impact on our growth rate, profitability, share price and cash flows.

Our credit facilities impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our credit facilities and other indebtedness impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries. These restrictions may limit or prohibit, among other things, our ability to:

- incur additional indebtedness;
- pay dividends on or redeem or repurchase our shares;
- make loans and investments;
- create liens;
- sell certain assets or merge with or into other companies;
- enter into certain transactions with our shareholders and affiliates;
- cause our subsidiaries to make dividend, distributions and other payments to us; and
- otherwise conduct necessary corporate activities.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. In addition, certain agreements governing our indebtedness contain financial maintenance covenants that require us to satisfy certain ratios such as maximum leverage and minimum interest coverage. A breach of any of the above restrictions or financial covenants could result in an event of default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness to be immediately due and payable and proceed against any collateral securing that indebtedness.

Our ability to obtain debt financing and our cost of debt financing is, in part, dependent upon our credit ratings and outlook. A credit downgrade or being placed on negative watch could adversely impact our liquidity, access to capital markets and our financial results.

Maintaining our credit ratings depends on our financial results and on other factors, including the outlook of the rating agencies on our sector and on the debt capital markets generally. A credit rating downgrade or being placed on negative watch may make it more difficult or costly for us to raise debt financing, resulting in a negative impact on our liquidity and financial results.

A significant increase in our borrowing costs could negatively affect our financial condition, cash flow and results of operations.

The interest rates on our debt financings have several components, including credit spreads and underlying benchmark rates. Given our substantial indebtedness, an increase in our interest rates for any reason can have a substantial negative effect on our profitability and cash flow.

Our lease rental stream is generally fixed over the life of our leases. We employ various hedging strategies to attempt to match the duration of our leases and fixed interest rates. Our hedging strategies rely considerably on assumptions and projections regarding our assets and lease portfolio as well as general market factors. If any of these assumptions or projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates, we may experience volatility in our earnings that could adversely affect our profitability and financial condition. In addition, we may not be able to find market participants that are willing to act as our hedging counterparties on acceptable terms or at all, which could have an adverse effect on the success of our hedging strategies.

Our strategy of attempting to match the duration of our leases and interest rates typically means that the average duration of our fixed interest rates is shorter than the average remaining duration of our container fleet. As a result, our profitability will decrease if our interest rates increase in the future and we are unable to pass along the cost of this increase in lease extension or re-lease transactions.

The phase out of the LIBOR benchmark interest rate may have an adverse impact on us.

During 2022, we amended our credit facilities to transition their pricing from LIBOR to Term Secured Overnight Finance Rate ("Term SOFR"). However, as of December 31, 2022, $1,127.8 million notional value of our interest rate swap agreements remain priced under rates that are indexed to LIBOR, which will be discontinued after June 30, 2023. Term SOFR has emerged as one of the preferred alternative rates to LIBOR in the United States for loan facilities. However, daily SOFR ("Daily SOFR") has emerged as the preferred alternative for derivative agreements. To the extent we have not transitioned our LIBOR-based interest rate swap agreements from LIBOR by the time LIBOR is discontinued, these agreements have fallback provisions that would govern their transition to another benchmark. Given the notional value of our interest rates swap agreements that remain indexed to LIBOR and our significant annual interest expense, the impact of the discontinuance of LIBOR and transition to Daily SOFR or another benchmark may increase our financing costs. Additionally, due to the fact that the interest rates under our credit facilities are based on Term SOFR while the pricing of a significant portion of our interest rate swap agreements are and may continue to be governed by a different benchmark, our interest rate hedging strategies may not work as planned or be as successful as they would have been if they used the same benchmark. Furthermore, the time, effort and cost of transitioning our swap agreements to a new benchmark, including with respect to implementing changes to our systems and processes, remains uncertain.

Risks Related to Information Technology and Data Security

We rely on our information technology systems to conduct our business. If these systems fail to adequately perform their functions, or if we experience an interruption in our operations, our business and financial results could be adversely affected.

The efficient operation of our business is highly dependent on our information technology systems, including our transaction tracking and billing systems and our customer interface systems. These systems allow our customers to view current inventory and check contractual terms in effect for their container lease agreements. These systems also process and track transactions, such as container pick-ups, drop-offs and repairs, and bill customers for the use of and damage to our equipment. If our information technology systems are damaged or an interruption is caused by a computer systems failure, viruses, security breach, cyber or ransom attack, fire, natural disasters or power loss, we may not be able to process transactions or accurately bill our customers for the containers they have on lease. The disruption to our normal business operations and impact on our costs, competitiveness and financial results could be significant. In 2022, we have moved various information technology systems and data to cloud-based storage providers and software vendors. We face additional risks from relying on third parties to store, process and manage our data and software. A significant interruption of these third-party systems could harm our business, results of operations and financial condition.

In addition, we rely on our financial systems and the integration of our financial and operating systems to provide timely and accurate financial reports on our business. A system failure leading to inaccurate or delayed financial reporting could have serious adverse consequences including the ability to manage our business, comply with our credit agreements, file our financial statements or meet our other obligations as a public company. We implemented a new financial system in January 2023. Any significant problems with this implementation could disrupt our business and adversely affect our results of operations.

Security breaches and other disruptions could compromise our information technology systems and expose us to liability, which could cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store confidential and sensitive data on our systems and networks, including our proprietary business information and that of our customers and suppliers, and personally identifiable information of our customers and employees. The secure storage, processing, maintenance and transmission of this information is critical to our operations. Despite the security measures we employ, our information technology systems and networks may be vulnerable to cyber attacks or breaches due to employee error, malfeasance or other disruptions. Any such breach could compromise these systems and networks and the information stored therein could be accessed, modified, publicly disclosed and/or lost or stolen. Any such incident could result in substantial remediation costs, legal claims or proceedings, liability under laws that protect the privacy of personal information, disruption to our operations, damage to our reputation and/or loss of competitive position.

Risks Related to Legal, Tax, and Other Regulatory and Compliance Matters

We may incur increased costs or be required to comply with increased restrictions due to the implementation of government regulations.

Trade and transportation activity is regulated in most major economies. International container leasing companies have historically not been heavily impacted by regulations since containers have typically been viewed as international assets. However, many governments, including the United States, have enacted and/or are considering increased regulation of the ocean shipping sector in response to supply chain disruptions and increased transportation costs caused by the COVID-19 pandemic. We could incur increased costs and face operational complexity as a result of future regulations.

We also may become subject to regulations seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities or to set increased safety standards. For example, the Container Safety Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers ("CSC") applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased costs for the acquisition of new, compliant equipment and/or the adaptation of existing equipment to meet any new requirements imposed by such regulations. Additionally, future development of products designed to enhance the security of containers transported in international commerce may result in increased costs associated with the adoption of these products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The lack of an international title registry for containers increases the risk of ownership disputes.

There is no internationally recognized system for recording or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of an international title recordation system for containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

If we fail to comply with applicable regulations that impact our international operations, our business, results of operations or financial condition could be adversely affected.

Due to the international scope of our operations, we are subject to a numerous laws and regulations, including economic sanctions, anti-corruption, anti-money laundering, import and export and similar laws. Recent years have seen a substantial increase in the enforcement of many of these laws in the United States and other countries. Any failure or perceived failure to comply with existing or new laws and regulations may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, and other enforcement actions in one or more jurisdictions, result in significant additional compliance requirements and costs, increase regulatory scrutiny of our business, result in the loss of customers, restrict our operations and limit our ability to grow our business, adversely affect our results of operations, and harm our reputation.

Environmental regulations and liability may adversely affect our business and financial condition.

We are subject to U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees' current or historical operations. Under some environmental laws in the United States and certain other countries, the owner of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the owner's fault. Our insurance coverage and any indemnities provided by our lessees may be insufficient to compensate us for losses arising from environmental damage.

Changes in laws and regulations, or actions by authorities under existing laws or regulations, to address greenhouse gas emissions and climate change could negatively impact our and our customers' business. For example, restrictions on emissions could significantly increase costs for our customers whose operations require significant amounts of energy. Customers' increased costs could reduce their demand to lease our assets. Additionally, many countries, including the United States, restrict, prohibit or otherwise regulate the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use various refrigerants. Manufacturers of cooling machines for refrigerated containers have begun selling units that utilize alternative and natural refrigerants, that may have less global warming potential than current refrigerants. If future regulations prohibit the use or servicing of containers using current refrigerants, we could be forced to incur large retrofitting expenses. In addition, refrigerated containers that are not retrofitted may become difficult to lease, command lower rental rates and disposal prices, or may have to be scrapped.

Also, historically, the foam insulation in the walls of refrigerated intermodal containers required the use of a blowing agent that contained CFCs. The manufacturers producing our refrigerated containers have eliminated the use of this blowing agent in the manufacturing process, but the majority of our refrigerated containers manufactured prior to 2014 contain these CFCs. The EU prohibits the import and the placing on the market in the EU of intermodal containers with insulation made with such process. However, we believe international conventions governing free movement of intermodal containers allow the use of such intermodal refrigerated containers in the EU if they have been admitted into EU countries on temporary customs admission. We have procedures in place that we believe comply with the relevant EU and country regulations. If such intermodal refrigerated containers exceed their temporary customs admission period and/or their customs admission status changes and such intermodal refrigerated containers are deemed placed on the market in the EU, or if our procedures are deemed not to comply with EU or a country's regulation, we could be subject to fines and penalties. Also, if future international regulations change, we could be forced to incur large retrofitting expenses and those containers that are not retrofitted may become more difficult to lease and command lower rental rates and disposal prices. As laws and regulations addressing climate change and other environmental impacts are enacted, developed and changed, we and our customers may be required to incur substantial compliance costs to meet new requirements imposed by the regulations. Potential consequences of changes in these laws and regulations could have a material adverse effect on our financial condition and results of operations and cash flows.

Future U.S. tax rule changes that result in tax rate increases or a reduction in our level of continuing investment in U.S. subsidiaries may subject us to unanticipated tax liabilities that may have a material adverse effect on our results of operations and cash flows.

We are a Bermuda company, however, a significant portion of our operations is subject to taxation in the U.S. Our U.S. subsidiaries record tax provisions in their financial statements based on current tax rates. If there was an increase in the tax rate due to changes in enacted tax laws, our tax provision and effective tax rate would increase and our results of operations would be negatively impacted.

Certain of these subsidiaries historically did not pay any meaningful U.S. income taxes primarily due to the benefit they received from accelerated tax depreciation of their container investments. However, the long duration of recent leases has limited the accelerated tax depreciation benefits of container investments, and as a result, we have limited the container investments made by the U.S. subsidiaries. Additionally, beginning in 2022, our U.S. subsidiaries' net interest expense deduction has become limited to 30% of its current year taxable income before net interest expense.

This reduced investment in containers by the U.S. subsidiaries, coupled with interest expense deduction limitations, has resulted in an increase in cash tax payments in the current year. Any future change in rules governing the tax depreciation for these U.S. subsidiaries' containers could further reduce or eliminate this tax benefit and further increase the U.S. subsidiaries' cash tax payments.

Future foreign tax rule changes may have a material adverse effect on our results of operations.

We are a Bermuda company, and based on current laws we believe that the income derived from our operations will not be subject to tax in Bermuda, which currently has no corporate income tax. We further believe that a significant portion of the income derived from our operations will not be subject to tax in many other countries in which our customers or containers are located. However, this belief is also based on our understanding of the current tax laws of the countries in which our customers use containers. The tax positions we take in various jurisdictions are subject to review and possible challenge by taxing authorities and to possible changes in law or rates that may have retroactive effect.

The Organization for Economic Co-operation and Development ("OECD") has coordinated a global effort to reform certain aspects of the international tax system. This effort included the December 2021 release of model rules for a 15% global minimum tax regime. While few jurisdictions have enacted legislation to implement the global minimum tax, a number of jurisdictions have signaled their intention to implement the model rules, or a portion thereof, in the near term, including the unanimous adoption of a global minimum tax directive by the EU in December 2022. If these model rules are partially or fully implemented in jurisdictions where Triton operates, we expect increases to our annual global income tax expense and our annual global income tax payments.

Related to these efforts, Bermuda implemented the Economic Substance Act 2018 which requires affected Bermuda registered companies to maintain a substantial economic presence in Bermuda. This legislation and/or other OECD efforts could require us to incur substantial additional costs to maintain compliance, result in the imposition of significant penalties, create additional tax liabilities globally, and possibly require us to re-domicile our company or any Bermuda subsidiary to a jurisdiction with higher tax rates. Our results of operations could be materially and adversely affected if we become subject to these or other unanticipated tax liabilities.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences for direct or indirect U.S. investors in our common and preferred shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. tax purposes if either:

- 75% or more of the our gross income in a taxable year is passive income; or
- the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

Based on the composition of our income and valuation of our assets, we do not expect that we should be treated as a PFIC for the current taxable year or for the foreseeable future. However, because the PFIC determination in our case is made by taking into account all of the relevant facts and circumstances regarding our business without the benefit of clearly defined bright line rules, it is possible that we may be a PFIC for any taxable year or that the U.S. Internal Revenue Service (the "IRS") may challenge our determination concerning our PFIC status. U.S. investors should consult their own tax advisors regarding the application of the PFIC rules, including the availability of any elections that may mitigate adverse U.S. tax consequences in the event that we are or become a PFIC.

Risks Related to Owning Our Common or Preferred Shares

The price of our common and preferred shares has been highly volatile and may decrease regardless of our operating performance.

The trading price of our common and preferred shares has been and may remain highly volatile. Factors affecting the trading price of our common and preferred shares may include:

- broad market and industry factors, including global and political instability, trade actions and interest rate and currency changes;
- variations in our financial results;
- changes in financial estimates or investment recommendations by securities analysts following our business;
- the public's response to our press releases, other public announcements and filings with the SEC;
- changes in accounting standards, policies, guidance or interpretations or principles;
- future sales of common shares by our directors, officers and significant shareholders;
- announcements of technological innovations or enhanced or new products by us or our competitors;
- the failure to achieve operating results consistent with securities analysts' projections;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- changes in our dividend policy and share repurchase programs;
- fluctuations in the worldwide equity markets;

- recruitment or departure of key personnel;
- failure to timely address changing customer preferences; and
- other events or factors, including those resulting from the perceived or actual threat of impending natural disasters, coups, terrorism, war, or other armed conflict, as well as the actual occurrence of such events or responses to such events.

In addition, if the market for intermodal equipment leasing company stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common and preferred shares could decline for reasons unrelated to our business or financial results. The trading price of our common and preferred shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

If securities analysts do not publish research or reports about our business or if they downgrade our shares, the price of our common shares could decline.

The trading market for our common shares relies in part on research and reports that industry or financial analysts publish about us, our business or our industry. We have no influence or control over the decisions or opinions of these analysts. In addition, regulatory changes such as Markets in Financial Instruments Directive (MiFID II), have led to a reduction in the number of sell side research analysts covering companies of our size and our industry. If more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our share price to decline. Furthermore, if one or more analysts covering our Company downgrades our shares, the price of our shares could decline.

Future sales of our common or preferred shares, or the perception in the public markets that such sales may occur, may depress our share price.

The issuance of additional common and preferred shares or other equity securities or securities convertible into equity by us for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common and preferred shares or both. Sales or other issuances of substantial amounts of our common or preferred shares, or the perception that such sales could occur, could adversely affect the price of our common and preferred shares and could impair our ability to raise capital through the sale of additional shares.

We are incorporated in Bermuda and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States against the Company. Additionally, Bermuda law differs from the laws of the United States and may afford less protections to shareholders.

We are incorporated under the laws of Bermuda and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we will have assets, based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our officers or directors based on the civil liability provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Additionally, our shareholders might have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Bermuda Companies Act. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

Certain provisions of our bye-laws and Bermuda law could hinder, delay or prevent a change in control that you might consider favorable, which could also adversely affect the price of our common shares.

Certain provisions of our bye-laws and Bermuda law could discourage, delay or prevent a transaction involving a change in control, even if doing so would benefit our shareholders. These provisions may include customary anti-takeover provisions.

Anti-takeover provisions could substantially impede the ability of our public shareholders to benefit from a change in control or change of our management and Board of Directors and, as a result, may materially adversely affect the market price of our common shares and your ability to realize any potential change of control premium. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Office Locations.   As of December 31, 2022, our employees are located in 21 offices in 13 countries.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are a party to various legal proceedings, including claims, suits and government proceedings and investigations arising in connection with the normal course of our business. While we cannot predict the outcome of these matters, in the opinion of our management, any liability arising from these matters will not have a material adverse effect on our business. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, a significant increase in the number of new cases or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the NYSE under the symbol "TRTN".

On February 3, 2023, there were 83 holders of record of our common shares and 66,991 beneficial holders, based on information obtained from our transfer agent.

The following table provides certain information with respect to our purchases of the Company's common shares during the fourth quarter for the year ended December 31, 2022.

Period	Issuer Purchases of Common Shares[1]		
	Total number of shares purchased[2]	Average price paid per share	Approximate dollar value of shares that may yet be purchased under the plan (in thousands)
October 1, 2022 through October 31, 2022	851,603 $	56.64 $	200,000
November 1, 2022 through November 30, 2022	1,073,729 $	64.69 $	130,518
December 1, 2022 through December 31, 2022	850,000 $	67.87 $	355,634
Total	2,775,332 $	63.19 $	355,634

(1) On December 7, 2022, the Company's Board of Directors increased the share repurchase authorization to $400.0 million. The revised authorization may be used by the Company to repurchase common or preferred shares.
(2) This column represents the total number of shares purchased and the total number of shares purchased as part of publicly announced plans.

Performance Graph

The graph below compares our cumulative shareholder returns with the S&P 500 Stock Index and the Russell 3000 Industrial Transportation Sector for the period from December 31, 2017 through December 31, 2022. The graph assumes that the value of the investment in our common shares, the S&P 500 Stock Index and the Russell 3000 Industrial Transportation Sector was $100 on December 31, 2017 and that all dividends were reinvested.



Comparison of Cumulative Total Return
December 31, 2017 through December 31, 2022

Company / Index	INDEXED RETURNS FOR THE YEARS ENDED DECEMBER 31,					
	2017	2018	2019	2020	2021	2022
Triton International Limited	$100.00	$87.95	$121.20	$156.22	$202.29	$240.89
S&P 500 Index	$100.00	$95.61	$125.70	$148.81	$191.48	$156.77
Russell 3000 Industrial Transportation Sector	$100.00	$90.12	$113.91	$113.62	$144.29	$123.04

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report on Form 10-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K, and in subsequent Quarterly Reports on Form 10-Q to be filed by us, as well as in the other documents we file with the SEC from time to time. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our Company

Triton International Limited ("Triton", "we", "our" or the "Company") is the world's largest lessor of intermodal containers. Intermodal containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal containers are the primary means by which many goods and materials are shipped internationally. We also lease chassis, which are used for the transportation of containers.

We operate our business in one industry, intermodal transportation equipment, and have two business segments, which also represent our reporting segments:
   • Equipment leasing - we own, lease and ultimately dispose of containers and chassis from our lease fleet.
   • Equipment trading - we purchase containers from shipping line customers, and other sellers of containers, and resell these containers to container retailers and users of containers for storage or one-way shipment.

Operations

Our consolidated operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. As of December 31, 2022, our total fleet consisted of 4.2 million containers and chassis, representing 7.2 million TEU or 7.9 million CEU. Our primary customers include the world's largest container shipping lines. For the year ended December 31, 2022, our twenty largest customers accounted for 85% of our lease billings, our five largest customers accounted for 62% of our lease billings, and our three largest customers accounted for 20%, 17%, and 11%, respectively, of our lease billings.

The most important driver of profitability in our business is the extent to which leasing revenues, which are driven by our owned equipment fleet size, utilization and average lease rates, exceed our ownership and operating costs. Our profitability is also driven by the gains or losses we realize on the sale of used containers and the margins generated from trading new and used containers.

We lease five types of equipment: (1) dry containers, which are used for general cargo such as manufactured component parts, consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, (3) special containers, which are used for heavy and over-sized cargo such as marble slabs, building products and machinery, (4) tank containers, which are used to transport bulk liquid products such as chemicals, and (5) chassis, which are used for the transportation of containers on the road. Our in-house equipment sales group manages the sale process for our used containers and chassis from our equipment leasing fleet and sells used and new containers and chassis acquired from third parties.

The following tables summarize our equipment fleet as of December 31, 2022, 2021 and 2020, indicated in units, TEU and CEU. CEU and TEU are standard industry measures of fleet size and are used to measure the quantity of containers that make up our revenue earning assets:

	Equipment Fleet in Units			Equipment Fleet in TEU		
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Dry	3,784,386	3,843,719	3,295,908	6,458,705	6,531,816	5,466,421
Refrigerated	227,628	235,338	227,519	442,489	457,172	439,956
Special	92,379	92,411	93,885	169,290	169,004	170,792
Tank	12,000	11,692	11,312	12,000	11,692	11,312
Chassis	27,937	24,139	24,781	52,744	44,554	45,188
Equipment leasing fleet	4,144,330	4,207,299	3,653,405	7,135,228	7,214,238	6,133,669
Equipment trading fleet	48,328	53,204	64,243	79,102	83,692	98,991
Total	4,192,658	4,260,503	3,717,648	7,214,330	7,297,930	6,232,660

	Equipment Fleet in CEU[(1)]		
	December 31, 2022	December 31, 2021	December 31, 2020
Operating leases	7,147,332	7,291,769	6,649,350
Finance leases	662,822	623,136	295,784
Equipment trading fleet	75,697	81,136	98,420
Total	7,885,851	7,996,041	7,043,554

(1) In the equipment fleet tables above, we have included total fleet count information based on CEU. CEU is a ratio used to convert the actual number of containers in our fleet to a figure based on an estimate for the historical average relative purchase prices of our various equipment types to that of a 20-foot dry container. For example, the CEU ratio for a 40-foot high cube dry container is 1.70, and a 40-foot high cube refrigerated container is 7.50. These factors may differ slightly from CEU ratios used by others in the industry.

The following table summarizes the percentage of our equipment fleet in terms of units and CEU as of December 31, 2022:

Equipment Type	Percentage of total fleet in units	Percentage of total fleet in CEU
Dry	90.2 %	71.5 %
Refrigerated	5.4	21.4
Special	2.2	3.0
Tank	0.3	1.2
Chassis	0.7	1.9
Equipment leasing fleet	98.8	99.0
Equipment trading fleet	1.2	1.0
Total	100.0 %	100.0 %

We generally lease our equipment on a per diem basis to our customers under three types of leases:
- Long-term leases, which we categorize as operating leases, typically have initial contractual terms ranging from five to eight or more years and provide us with stable cash flow and low transaction costs by requiring customers to maintain specific units on-hire for the duration of the lease term. Some of our containers, primarily used containers, are placed on lifecycle leases which keep the containers on-hire until the end of their useful life.
- Finance leases are typically structured as full payout leases and provide for a predictable recurring revenue stream with generally the lowest cost to the customer as customers are generally required to retain the equipment for the duration of its useful life.
- Service leases, which we categorize as operating leases, command a premium per diem rate in exchange for providing customers with greater operational flexibility by allowing non-scheduled pick-up and drop-off of units during the lease term.

We categorize our operating leases as either long-term leases or service leases. Some leases have contractual terms that have features reflective of both long-term and service leases. We classify such leases as either long-term or service leases, depending upon which features we believe are predominant. For example, some leases that provide redelivery flexibility during the lease term are classified as long-term leases in cases where lessees have made large upfront payments to reduce their lease payment during the lease term or in cases where lessees will incur significant redelivery fees if containers are returned during the lease term. Such leases are generally considered to be long-term leases based on the expected on-hire time and the economic protection achieved by the lease economics.

We also have expired long-term leases whose fixed terms have ended but for which the related units remain on-hire and for which we continue to receive rental payments pursuant to the terms of the initial contract.

The following tables summarize our lease portfolio by lease type, based on CEU on-hire and net book value as of December 31, 2022, 2021 and 2020:

Lease Portfolio by CEU	December 31, 2022	December 31, 2021	December 31, 2020
Long-term leases	72.4 %	72.4 %	73.8 %
Finance leases	9.0	8.0	4.4
Subtotal	81.4	80.4	78.2
Service leases	6.7	5.0	7.2
Expired long-term leases, non-sale age (units on hire)	6.8	8.4	9.8
Expired long-term leases, sale-age (units on hire)	5.1	6.2	4.8
Total	100.0 %	100.0 %	100.0 %
Weighted average remaining contractual term in months for long-term and finance leases	59	61	49

Lease Portfolio by Net Book Value	December 31, 2022	December 31, 2021	December 31, 2020
Long-term leases	72.8 %	73.6 %	79.2 %
Finance leases	15.4	13.8	3.3
Subtotal	88.2	87.4	82.5
Service leases	4.2	3.5	5.9
Expired long-term leases, non-sale age (units on hire)	5.0	6.2	9.0
Expired long-term leases, sale-age (units on hire)	2.6	2.9	2.6
Total	100.0 %	100.0 %	100.0 %
Weighted average remaining contractual term in months for long-term and finance leases	76	78	54

Operating Performance

Our financial performance throughout 2022 was strong. Utilization remained high and we generated significant disposal gains. We also continued to benefit from the durable enhancements made to our lease portfolio as a result of the aggressive investing and refinancing activity in 2021. Our earnings per share also benefited from a 13.8% reduction of our shares outstanding during the year.

While our financial performance remained strong in 2022, market conditions and new lease transaction activity slowed. Global trade volumes surged in late 2020 and 2021 due to high goods consumption and a strong rebound in economic activity, but trade volumes weakened in 2022 as consumers shifted spending from goods back to services, and due to global economic challenges including higher interest rates, geopolitical crises, elevated energy costs and slowing global economic growth. As a result, container demand softened in 2022, leading to decreased pick-up volumes, reduced new container investments, increased drop-off volumes, and decreasing utilization. However, our utilization decreased gradually, and finished the year at 98.1%, reflecting the large portion of our containers on long-term leases. Used container sale prices decreased toward historical levels in 2022 after being elevated for much of the last two years, reflecting an increased supply of used containers for sale and lower new container prices.

Fleet size.   As of December 31, 2022, the net book value of our revenue earning assets was $11.3 billion, a decrease of 4.2% compared to December 31, 2021. Our investment in new equipment was limited in 2022 as market conditions weakened and as our customers focused on rationalizing their fleets following the large number of containers added during 2021. During 2022, we purchased $558.0 million of new containers.

Utilization.   Our average utilization was 99.1% during 2022, a decrease of 0.3% compared to 2021, reflecting increased drop-off volumes and decreased pick-up volumes as trade activity slowed. Our ending utilization was 98.1% as of December 31, 2022 and currently stands at 97.6%.

The following tables summarize our equipment fleet utilization for the periods indicated below. Utilization is computed by dividing our total units on lease (in CEU) by the total units in our fleet (in CEU) excluding new units not yet leased and off-hire units designated for sale:

| | Year Ended | Quarter Ended | | | |
Average Utilization	December 31,	December 31,	September 30,	June 30,	March 31,
2022	99.1 %	98.4 %	99.1 %	99.4 %	99.6 %
2021	99.4 %	99.6 %	99.6 %	99.4 %	99.1 %
2020	96.2 %	98.1 %	96.1 %	95.0 %	95.4 %

| | Quarter Ended | | | |
Ending Utilization	December 31,	September 30,	June 30,	March 31,
2022	98.1%	98.8%	99.3%	99.5%
2021	99.6%	99.6%	99.5%	99.3%
2020	98.9%	97.4%	94.8%	95.3%

Average lease rates.   Average lease rates for our dry container product line increased by 4.9% in 2022 compared to 2021. The increase in our average dry container lease rates was primarily driven by the addition of new containers in 2021 with lease rates well above the average rates in our lease portfolio. New container prices and market lease rates were very high throughout 2021 due to the surge in container demand and limited availability of containers. New container prices and market leasing rates returned to historically normal levels during 2022 as market conditions moderated.

Average lease rates for our refrigerated container product line decreased by 2.4% in 2022 compared to 2021. In the first quarter of 2022, we completed a large lease extension transaction for refrigerated containers that lowered the lease rates. We have also been experiencing larger differences in lease rates for older refrigerated containers compared to rates on new equipment, and we expect our average lease rates for refrigerated containers will continue to gradually trend down.

The average lease rates for special containers decreased by 0.1% in 2022 compared to 2021.

Interest and Debt Expense.   Our interest expense increased slightly in 2022, reflecting an increase in our average debt balance largely offset by a decrease in our average effective interest rate.

Our ending debt balance decreased 5.7% from 2021 to 2022, in line with the reduction in our revenue earning assets. However, our average debt balance increased 11.7% in 2022 from the average in 2021 due to the significant growth in our debt balance last year. Our debt balance increased 33.7% during 2021 as we increased borrowings to support the significant growth in our revenue earning assets.

Our average effective interest rate decreased in 2022 from our average effective rate in 2021 due to our extensive refinancing activity in 2021. In 2021, we took advantage of the low interest rate environment and the upgrade of our corporate credit ratings to investment grade to refinance a large share of our debt facilities. Our effective interest rate had gradually increased throughout 2022 due to increased market interest rates, but approximately 88% of our debt portfolio was comprised of either fixed-rate debt or hedged floating-rate debt as of December 31, 2022, and we still benefit considerably from lower interest rates locked in during 2021.

Equipment disposals. Disposal gains were exceptional in 2022, reflecting strong results for used container sales and $11.6 million in gains associated with lease buyout transactions. While used container sale prices decreased from record levels in 2021, they remained historically high. In addition, disposal volumes increased in 2022 as container drop-off activity increased and demand remained high. We expect used container sale prices and our disposal gains will decrease in 2023 as used container sale prices continue to trend down towards historical levels.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows provided by operating activities, proceeds from the sale of our leasing equipment, borrowings under our credit facilities and proceeds from other financing activities. Our principal uses of cash include capital expenditures, debt service, dividends, and share repurchases.

For the year ended December 31, 2022, cash provided by operating activities, together with the proceeds from the sale of our leasing equipment, was $2,181.6 million. In addition, as of December 31, 2022 we had $83.2 million of unrestricted cash and cash equivalents and $1,860.0 million of borrowing capacity remaining under our existing credit facilities.

As of December 31, 2022, our cash commitments in the next twelve months include $1,006.6 million of scheduled principal payments on our existing debt facilities, and $40.9 million of committed but unpaid capital expenditures, primarily for the purchase of equipment.

We believe that cash provided by operating activities, existing cash, proceeds from the sale of our leasing equipment, and availability under our credit facilities will be sufficient to meet our obligations over the next twelve months and beyond.

Capital Activity

During the year ended December 31, 2022, the Company paid dividends on preferred shares of $52.1 million and paid dividends on common shares of $162.2 million.

During the year ended December 31, 2022, the Company repurchased a total of 9.1 million common shares at an average price per share of $61.22 for a total cost of $555.2 million under its share repurchase program.

For additional information on the share repurchase program and dividends, please refer to Note 10 - "Other Equity Matters" in Part IV, Item 15 of this Annual Report on Form 10-K.

Debt Activity

During the fourth quarter of 2022, the Company amended its revolving credit facility to extend the maturity date to October 26, 2027, and change the reference rate from LIBOR to term SOFR. Additionally, the Company concurrently amended its term loan facility to change the reference rate from LIBOR to term SOFR. There was no change to the margin over the reference rate as a result of these amendments.

During the third quarter of 2022, the Company prepaid the $186.1 million outstanding balance on an ABS term note and as a result, wrote off $0.2 million of debt related costs.

During the second quarter of 2022, the Company amended its existing ABS warehouse facility with $1,125.0 million borrowing capacity to extend the revolving period to April 27, 2025 and change the interest rate to term SOFR plus 1.60%. After the revolving period, borrowings will convert to term notes with a maturity date of April 27, 2029, paying interest at SOFR plus 2.60%. As part of this transaction, the Company wrote off $0.3 million of debt related costs. Additionally, the Company prepaid the $391.3 million outstanding balance on an ABS term note and as a result, wrote off $1.3 million of debt related costs.

During the first quarter of 2022, the Company completed a $600.0 million 3.25% senior notes offering with a maturity date of March 15, 2032. In addition, the Company exercised an early buyout option and paid $14.9 million of its remaining finance lease obligation.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources, will be on such terms and at prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Credit Ratings

Our investment-grade corporate and long-term debt credit ratings enable us to lower our cost of funds and broaden our access to attractively priced capital. While a ratings downgrade, on its own, would not result in a default under any of our debt agreements, it could adversely affect our ability to issue debt and obtain new financings, or renew existing financings, and it would increase the cost of our financings. The Company's long-term debt and corporate ratings of BBB- from both S&P Global Ratings and Fitch Ratings remained unchanged during the year.

Debt Agreements

As of December 31, 2022, our outstanding indebtedness was comprised of the following (amounts in millions):

	December 31, 2022	
	Outstanding Borrowings	Maximum Borrowing Level
Secured Debt Financings		
Asset-backed securitization term instruments	$ 2,890.5	$ 2,890.5
Asset-backed securitization warehouse	320.0	1,125.0
Total secured debt financings	3,210.5	4,015.5
Unsecured Debt Financings		
Senior notes	2,900.0	2,900.0
Term loan facilities	1,080.0	1,080.0
Revolving credit facilities	945.0	2,000.0
Total unsecured debt financings	4,925.0	5,980.0
Total debt financings	8,135.5	9,995.5
Unamortized debt costs	(55.9)	—
Unamortized debt premiums & discounts	(4.8)	—
Debt, net of unamortized costs	$ 8,074.8	$ 9,995.5

The maximum borrowing levels depicted in the table above may not reflect the actual availability under all of the credit facilities. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these credit facilities at December 31, 2022 was approximately $1,262.3 million.

As of December 31, 2022, we had a combined $7,118.2 million of total debt on facilities with fixed interest rates or floating interest rates that have been synthetically fixed through interest rate swap contracts. This accounts for 88% of total debt. The following table summarizes the weighted average interest rates and remaining terms on this portion of our debt:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Weighted Avg Remaining Term
Fixed-rate debt	$5,790,467	2.08%	4.5 years
Hedged floating-rate debt	1,327,750	3.71%	4.0 years
Total fixed and hedged debt	$7,118,217	2.38%	4.4 years

Pursuant to the terms of certain debt agreements, we are required to maintain certain amounts in restricted cash accounts. As of December 31, 2022, we had restricted cash of $103.1 million.

For additional information on our debt, please see Note 6 - "Debt" in Part IV, Item 15 of this Annual Report on Form 10-K.

Debt Covenants

We are subject to certain financial covenants related to leverage and interest coverage as defined in our debt agreements. Failure to comply with these covenants could result in a default under the related credit agreements and the acceleration of our outstanding debt if we were unable to obtain a waiver from the creditors. As of December 31, 2022, we were in compliance with all such covenants.

Cash Flow

The following table sets forth certain cash flow information for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,		
	2022	**2021**	**Variance**
Net cash provided by (used in) operating activities	$ 1,884,868	$ 1,405,164	$ 479,704
Net cash provided by (used in) investing activities	$ (646,963)	$ (3,217,386)	$ 2,570,423
Net cash provided by (used in) financing activities	$ (1,282,134)	$ 1,890,764	$ (3,172,898)

Operating Activities

Net cash provided by operating activities increased by $479.7 million to $1,884.9 million in 2022, compared to $1,405.2 million in 2021. The increase was due to increased profitability along with increased cash collections primarily due to large prepayments on certain leases and increased cash collections on finance leases due to an increase in our finance lease portfolio.

Investing Activities

Net cash used in investing activities decreased by $2,570.4 million to $647.0 million in 2022 compared to $3,217.4 million in 2021. The change was primarily due to a $2,491.3 million decrease in equipment purchases.

Financing Activities

Net cash used in financing activities was $1,282.1 million in 2022 compared to net cash provided by financing activities of $1,890.8 million in 2021. The change was primarily due to a $2.6 billion change in borrowing activities from net borrowings to net debt repayments due to the decrease in equipment purchases and related financing requirements. In addition we paid $554.1 million for share repurchases, which represents an increase over last year.

Results of Operations

The following table summarizes our comparative results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,		
	2022	**2021**	**Variance**
Leasing revenues:			
Operating leases	$ 1,564,486	$ 1,480,495	$ 83,991
Finance leases	115,200	53,385	61,815
Total leasing revenues	1,679,686	1,533,880	145,806
Equipment trading revenues	147,874	142,969	4,905
Equipment trading expenses	(131,870)	(108,870)	(23,000)
Trading margin	16,004	34,099	(18,095)
Net gain (loss) on sale of leasing equipment	115,665	107,060	8,605
Operating expenses:			
Depreciation and amortization	634,837	626,240	8,597
Direct operating expenses	42,381	26,860	15,521
Administrative expenses	93,011	89,319	3,692
Provision (reversal) for doubtful accounts	(3,102)	(2,475)	(627)
Total operating expenses	767,127	739,944	27,183
Operating income (loss)	1,044,228	935,095	109,133
Other expenses:			
Interest and debt expense	226,091	222,024	4,067
Unrealized (gain) loss on derivative instruments, net	(343)	—	(343)
Debt termination expense	1,933	133,853	(131,920)
Other (income) expense, net	(1,182)	(1,379)	197
Total other expenses	226,499	354,498	(127,999)
Income (loss) before income taxes	817,729	580,597	237,132
Income tax expense (benefit)	70,807	50,357	20,450
Net income (loss)	$ 746,922	$ 530,240	$ 216,682
Less: dividend on preferred shares	52,112	45,740	6,372
Net income (loss) attributable to common shareholders	$ 694,810	$ 484,500	$ 210,310

For the discussion on the Results of Operations for the Year Ended December 31, 2021 compared to the Year Ended December 31, 2020, see the Results of Operations section in Part II, Item 7 of our 2021 Annual Report on Form 10-K, filed with the SEC on February 15, 2022.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

    Leasing revenues.   Per diem revenue represents revenue earned under operating lease contracts. Fee and ancillary lease revenue represents fees billed for the pick-up and drop-off of containers in certain geographic locations and billings of certain reimbursable operating costs such as repair and handling expenses. Finance lease revenue represents interest income earned under finance lease contracts. The following table summarizes our leasing revenue for the periods indicated below (in thousands):

Leasing revenues	Year Ended December 31,		Variance
	2022	2021	
Operating leases:			
Per diem revenues	$ 1,505,388	$ 1,445,292	$ 60,096
Fee and ancillary revenues	59,098	35,203	23,895
Total operating lease revenues	1,564,486	1,480,495	83,991
Finance leases	115,200	53,385	61,815
Total leasing revenues	$ 1,679,686	$ 1,533,880	$ 145,806

    Total leasing revenues were $1,679.7 million in 2022 compared to $1,533.9 million in 2021, an increase of $145.8 million.

    Per diem revenues were $1,505.4 million in 2022 compared to $1,445.3 million in 2021, an increase of $60.1 million. The primary reasons for this increase are as follows:
- $46.5 million increase primarily driven by the addition of new dry containers in 2021 with lease rates well above the average rates in our lease portfolio partially offset by a decrease in average per diem rates for our refrigerated containers; and
- $14.9 million increase due to an increase of approximately 0.1 million CEU in the average number of containers on-hire. The number of containers on hire decreased throughout 2022 while they increased significantly during 2021, resulting in a relatively small increase in the average containers on hire in 2022 compared to last year.

    Fee and ancillary lease revenues were $59.1 million in 2022 compared to $35.2 million in 2021, an increase of $23.9 million, primarily due to an increase in fee revenues related to the repositioning of containers and an increase in repair and handling revenue due to a higher volume of redeliveries.

    Finance lease revenues were $115.2 million in 2022 compared to $53.4 million in 2021, an increase of $61.8 million. This increase is primarily due to the addition of $1.4 billion of net finance lease receivable predominantly in the second half of 2021, partially offset by the runoff of the portfolio.

    Trading margin.   Trading margin was $16.0 million in 2022 compared to $34.1 million in 2021, a decrease of $18.1 million. This decrease is primarily due to decreased selling prices and lower volume.

    Net gain (loss) on sale of leasing equipment.   Gain on sale of leasing equipment was $115.7 million in 2022 compared to $107.1 million in 2021, an increase of $8.6 million. The increase is largely due to a $11.6 million gain related to certain lease buyout transactions. Excluding these gains, gain on sale of leasing equipment decreased $3.0 million, due to a 16% decrease in the average sale price of our used dry containers, partially offset by a 23% increase in sales volume.

    Depreciation and amortization.   Depreciation and amortization was $634.8 million in 2022 compared to $626.2 million in 2021, an increase of $8.6 million. The primary reasons for the increase are as follows:
- $60.0 million increase due to an increase in the number of new production units placed on hire during 2021 that have a full year of depreciation in 2022; partially offset by
- $49.2 million decrease due to an increase in the number of containers that have become fully depreciated or reclassified to assets held for sale.

    Direct operating expenses.   Direct operating expenses primarily consist of our costs to repair equipment returned off lease, store equipment when it is not on lease and reposition equipment from locations with weak leasing demand. Direct operating expenses were $42.4 million in 2022 compared to $26.9 million in 2021, an increase of $15.5 million. The primary reasons for the increase are as follows:
- $9.6 million increase in storage expense resulting from an increase in the number of idle units; and
- $7.8 million increase in repair and handling expense primarily due to higher volume of drop-off activity.

Administrative expenses. Administrative expenses were $93.0 million in 2022 compared to $89.3 million in 2021, an increase of $3.7 million. The retirement and severance of certain employees in 2022 resulted in additional benefit expense, inclusive of share-based compensation expense on the accelerated vesting of their shares.

Provision (reversal) for doubtful accounts. Reversal for doubtful accounts was $3.1 million in 2022 compared to $2.5 million in the same period in 2021. In 2022, we benefited from an $8.3 million recovery from the estate of a customer that had defaulted a number of years ago as well as a $0.7 million settlement from a customer that had also defaulted a number of years ago. This was partially offset by a $5.9 million reserve established as a result of a customer default in 2022. In 2021, we reversed reserves which were originally recorded in 2020 against a mid-sized customer's receivable.

Interest and debt expense. Interest and debt expense was $226.1 million in 2022 compared to $222.0 million in 2021, an increase of $4.1 million. The primary reasons for the increase are as follows:

- $26.1 million increase due to an increase in the average debt balance of $892.9 million; partially offset by
- $22.1 million decrease due to a decrease in the average effective interest rate to 2.65% from 2.91%.

Debt termination expense. Debt termination expense was $1.9 million in 2022 compared to $133.9 million in 2021, a decrease of $132.0 million. In 2021, the Company incurred make-whole premium and other debt termination costs primarily related to the prepayment of senior secured institutional notes.

Income taxes. Income tax expense was $70.8 million in 2022 compared to $50.4 million in 2021, an increase of $20.4 million. The increase in income tax expense was due to an increase in pretax income. In addition, we recorded a non-recurring adjustment to our deferred tax liability as a result of a larger percentage of our income being allocated to the U.S. as well as various U.S. states.

Segments

Our leasing segment is discussed in our results of operations comparisons and the trading segment is discussed in the trading margin comparison within the results of operations comparisons.

For additional information on our segments, please see Note 11 - "Segment and Geographic Information" in Part IV, Item 15 of this Annual Report on Form 10-K.

Contractual Obligations

We are party to various operating and finance leases and are obligated to make payments related to our borrowings. We are also obligated under various commercial commitments, including payment obligations to our equipment manufacturers.

The following table summarizes our contractual commitments and obligations as of December 31, 2022 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Contractual Obligations by Period						
Contractual Obligations:	**Total**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028 and thereafter**
	(dollars in millions)						
Principal debt obligations	$ 8,135.5	$ 1,006.6	$ 906.8	$ 429.3	$ 1,736.1	$ 1,341.0	$ 2,715.7
Interest on debt obligations[(1)]	1,069.8	231.6	212.3	195.4	152.4	112.4	165.7
Operating leases (mainly facilities)	17.9	2.3	1.5	1.3	1.3	1.3	10.2
Purchase obligations:							
Equipment purchases payable	11.8	11.8	—	—	—	—	—
Equipment purchase commitments	29.1	29.1	—	—	—	—	—
Total contractual obligations	$ 9,264.1	$ 1,281.4	$ 1,120.6	$ 626.0	$ 1,889.8	$ 1,454.7	$ 2,891.6

(1)   Amounts include actual interest for fixed debt, estimated interest for floating-rate debt and interest rate swaps.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Leasing Equipment

We purchase new equipment from manufacturers for the purpose of leasing to customers. We also purchase used equipment with the intention of selling in one or more years from the date of purchase.

Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. Capitalized costs for new equipment include the manufactured cost of the equipment, inspection, delivery, and associated costs incurred in moving the equipment from the manufacturer to the initial on-hire location. Repair and maintenance costs that do not extend the lives of the leasing equipment are charged to direct operating expenses at the time the costs are incurred.

The estimated useful lives and residual values of our leasing equipment are based on our expectations for future used container sale prices. We evaluate estimates used in our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation estimates for useful lives or the assigned residual values of our equipment is warranted. For 2022, the Company completed its annual depreciation policy assessment during the fourth quarter and concluded no change was necessary. However, small changes in residual values could result in large increases or decreases to the Company's annual depreciation expense.

The estimated useful lives and residual values for each major equipment type for the periods indicated below were as follows:

Equipment Type	As of December 31, 2022 and 2021		
	Depreciable Life	Residual Value	
Dry containers			
20-foot dry container	13 years	$	1,000
40-foot dry container	13 years	$	1,200
40-foot high cube dry container	13 years	$	1,400
Refrigerated containers			
20-foot refrigerated container	12 years	$	2,350
40-foot high cube refrigerated container	12 years	$	3,350
Special containers			
40-foot flat rack container	16 years	$	1,700
40-foot open top container	16 years	$	2,300
Tank containers	20 years	$	3,000
Chassis	20 years	$	1,200

Depreciation on leasing equipment commences on the date of initial on-hire.

For leasing equipment purchased for resale that may be leased for a period of time, we adjust our estimates for remaining useful life and residual values based on our expectations for how long the equipment will remain on-hire to the current lessee and the expected sales market for older containers when these units are redelivered.

The net book value of our leasing equipment by equipment type is as follows (in thousands):

	December 31, 2022	December 31, 2021
Dry container	$ 7,550,616	$ 8,087,346
Refrigerated container	1,364,012	1,556,673
Special container	287,106	297,925
Tank container	112,166	102,220
Chassis	216,496	156,949
Total	$ 9,530,396	$ 10,201,113

Included in the amounts above are units not on lease at December 31, 2022 and 2021 with a total net book value of $525.4 million and $391.3 million, respectively. If equipment is purchased under finance lease obligations, the depreciation will be included in depreciation and amortization expense on the Consolidated Statements of Operations.

Valuation of Leasing Equipment

Leasing equipment is evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying value to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds our estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates and expected disposal prices of the equipment. We consider the assumptions on expected utilization and the remaining useful life to have the greatest impact on its estimate of future undiscounted cash flows. These estimates are principally based on our historical experience and management's judgment of market conditions.

There were no key indicators of impairment and we did not record any impairment charges related to leasing equipment for the years ended December 31, 2022 and 2021.

Equipment Held for Sale

When leasing equipment is returned from lease, we make a determination of whether to repair and re-lease the equipment or sell the equipment. At the time we determine that equipment will be sold, we reclassify the carrying value of leasing equipment to equipment held for sale. Equipment held for sale is recorded at the lower of its estimated fair value, less costs to sell, or carrying value at the time identified for sale. Depreciation expense on equipment held for sale is halted and disposals generally occur within 90 days. Initial write downs of equipment held for sale to fair value are recorded as an impairment charge and are included in Net gain or loss on sale of leasing equipment. Subsequent increases or decreases to the fair value of those assets are recorded as adjustments to the carrying value of the equipment held for sale, however, any such adjustments may not exceed the respective equipment's carrying value at the time it was initially classified as held for sale. Realized gains and losses resulting from the sale of equipment held for sale are recorded as Net gain or loss on sale of leasing equipment, and cash flows associated with the disposal of equipment held for sale are classified as cash flows from investing activities.

Equipment recorded within our equipment trading segment is also included in Equipment held for sale. Gains and losses resulting from the sale of this equipment is recorded in Trading margin, and cash flows associated with the sale of this equipment are classified as cash flows from operating activities.

During the years ended December 31, 2022 and 2021, we recorded the following net gains or losses on equipment held for sale on the Consolidated Statements of Operations (in thousands):

| | Year Ended December 31, | |
	2022	2021
Impairment (loss) reversal on equipment held for sale	$ (887)	$ 16
Gain (loss) on sale of equipment, net of selling costs	116,552	107,044
Net gain on sale of leasing equipment	$ 115,665	$ 107,060

Revenue Recognition

Lease Classification

We determine the classification of a lease at its inception as either operating leases or finance leases. If the provisions of the lease change after lease inception, other than by renewal or extension, we evaluate whether that change may have resulted in a different lease classification had the change been in effect at inception. If so, the revised agreement is considered a new lease for lease classification purposes. The classification of the lease as either an operating lease or finance lease will impact revenue recognition.

Operating Leases with Customers

The Company enters into long-term leases and service leases with ocean carriers, principally as lessor in operating leases, for marine cargo equipment. Long-term leases provide customers with specified equipment for a specified term. The Company's leasing revenues are based upon the number of equipment units leased, the applicable per diem rate and the length of the lease. Long-term leases typically have initial contractual terms ranging from five to eight or more years. Revenues are recognized on a straight-line basis over the life of the respective lease. Revenue from advance billings are deferred and recognized in the period earned. Service leases do not specify the exact number of equipment units to be leased or the term that each unit will remain on-hire, but allow the lessee to pick-up and drop-off units at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of equipment units on-hire for a given period. Revenue from customers considered to be non-performing is deferred and recognized when the amounts are received.

The Company recognizes billings to customers for damages and certain other operating costs as leasing revenue when earned based on the terms of the contractual agreements with the customer.

Finance Leases with Customers

The Company enters into finance leases as lessor for some of the equipment in its fleet. At the inception of the lease, the Company records the total future minimum lease payments plus the estimated residual value, net of executory costs, if any. Cash deposits reduce the net finance lease receivable and are recorded on the statement of cash flows as deferred revenue within operating activities. The net investment in finance leases represents the receivables due from lessees, net of unearned income and amounts previously billed, which are included in accounts receivable. Unearned income, which also includes any initial direct costs, is recognized on a constant yield basis over the lease term and is recorded as leasing revenue. The Company's finance leases are usually long-term in nature and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised.

Equipment Trading Revenues and Expenses

Equipment trading revenues represent the proceeds from the sale of equipment purchased for resale and are recognized as units are sold. The related expenses represent the cost of equipment sold as well as other selling costs that are recognized as incurred and are reflected as equipment trading expenses on the Consolidated Statements of Operations.

Goodwill

Goodwill is tested for impairment at least annually on October 31 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of a reporting unit may be below its carrying value. Goodwill has been allocated to our reporting units, which are the same as our reporting segments.

In evaluating goodwill for impairment, we have the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among the relevant events and circumstances that affect the fair value of reporting units, we consider individual factors such as macroeconomic conditions, changes in our industry and the markets in which we operate, as well as our reporting units' historical and expected future financial performance. If, after assessing the totality of events and circumstances, we determine it is more-likely-than-not that the fair value of a reporting unit is greater than our carrying amount, then the quantitative goodwill impairment test is unnecessary. The quantitative goodwill impairment test compares the fair value of a reporting unit with our carrying amount, including goodwill. If the carrying amount of the reporting unit is less than its fair value, no impairment exists. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

We elected to perform the qualitative assessment for our evaluation of goodwill impairment during the year ended December 31, 2022 and concluded there was no impairment. Since inception through December 31, 2022, we have not had any goodwill impairment.

For additional information on our accounting policies, please see Note 2 - "Summary of Significant Accounting Policies" in Part IV, Item 15 of this Annual Report on Form 10-K.

Recent Accounting Pronouncements

See Note 2 - "Summary of Significant Accounting Policies" in Part IV, Item 15 of this Annual Report on Form 10-K for a full description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, values or cash flows that may result from changes in the price of a financial instrument. The fair value of a financial instrument, derivative or non-derivative, might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We have operations internationally and we are exposed to market risks in the ordinary course of our business. These risks include interest rate and foreign currency exchange rate risks.

Interest Rate Risk

We enter into derivative agreements to fix the interest rates on a portion of our floating-rate debt. We assess and manage the external and internal risk associated with these derivative instruments in accordance with our overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and include actions taken in contravention of our policies.

The primary external risk of our derivative agreements is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under the agreement. All of our derivative agreements are with highly-rated financial institutions. Credit exposures are measured based on counterparty credit risks and the market value of outstanding derivative instruments.

As of December 31, 2022, we had derivative agreements in place to fix interest rates on a portion of our borrowings under debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap[1]	$1,327.8	2.22%	4.0 years

(1)   Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $350.0 million and increase the weighted average remaining term to 5.3 years.

Our derivative agreements are designated as cash flow hedges for accounting purposes. Any unrealized gains or losses related to the changes in fair value are recognized in accumulated other comprehensive income and reclassified to interest and debt expense as they are realized. As of December 31, 2022, we have certain interest rate cap agreements that are non-designated derivatives and changes in fair value are recognized as unrealized (gain) loss on derivative instruments, net, on the statements of operations.

Approximately 88% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. A 100 basis point increase in the interest rates on our unhedged debt (primarily Term SOFR) would result in an increase of approximately $10.1 million in interest expense over the next 12 months.

Foreign currency exchange rate risk

Although we have significant foreign-based operations, the majority of our revenues and our operating expenses are denominated in U.S. dollars. However, we pay our non-U.S. employees in local currencies and certain operating expenses are denominated in foreign currencies. Net foreign currency exchange losses were $2.0 million and $1.0 million for the years ended December 31, 2022 and, 2021, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and financial statement schedules listed under Item 15—Exhibits and Financial Statement Schedules are filed as a part of this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based upon management's evaluation of these disclosure controls and procedures, our Chief Executive Officer and our Senior Vice President and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report on Form 10-K, that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We assessed our internal control over financial reporting as of December 31, 2022 and based our assessment on criteria established in Internal Control-*Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of the audit, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2022. Please refer to "Report of Independent Registered Public Accounting Firm" in Part IV, Item 15 of this Annual Report on Form 10-K.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the three months ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving the desired control objectives. Our senior management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item regarding our Code of Conduct, Code of Ethics for Chief Executive and Senior Financial Officers, Audit Committee and Audit Committee Financial Experts, compliance with Section 16(a) of the Exchange Act, and corporate governance is contained in the sections captioned "Codes of Conduct", "Board Committees", "Proposal 1: Election of Directors", "Delinquent Section 16(a) Reports" and possibly elsewhere in our proxy statement to be issued in connection with the Annual General Meeting of Shareholders to be held on April 27, 2023, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022 (the "2023 Proxy Statement") and that information is incorporated herein by reference.

Information regarding our executive officers is included after Item 1 in Part I of this Form 10-K and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from the sections captioned "Compensation of Directors", "Compensation Discussion and Analysis", "Executive Compensation Tables", "Compensation Risk Assessment", "Compensation and Talent Management Committee Interlocks and Insider Participation", "Report of the Compensation and Talent Management Committee" and possibly elsewhere in the 2023 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference from the sections captioned "Equity Compensation Plan Information", "Information Regarding Beneficial Ownership of Management and Principal Shareholders" and possibly elsewhere in the 2023 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from the sections captioned "Certain Relationships and Related Person Transactions", "Board Independence" and possibly elsewhere in the 2023 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185.

The information required by this Item is incorporated herein by reference from the section captioned "Audit Fees" in the 2023 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements*

The following financial statements are included in Item 8 of this report:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021	F-4
Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020	F-6
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022, 2021, and 2020	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	F-8
Notes to Consolidated Financial Statements	F-9

(a)(2) *Financial Statement Schedules*

The following financial statement schedules for the Company are filed as part of this report:

Schedule I - Condensed Financial Information of Registrant	S-1
Schedule II - Valuation and Qualifying Accounts	S-4

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

(a)(3) *List of Exhibits*

The following exhibits are filed as part of and incorporated by reference into this Annual Report on Form 10-K:

Exhibit No.	Description
3.1	Amended and Restated Bye-Laws of Triton International Limited, dated April 27, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed July 27, 2021)
4.1	Memorandum of Association of Triton International Limited, dated September 29, 2015 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed June 23, 2016)
4.2	Certificate of Designations of 8.50% Series A Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 14, 2019)
4.3	Certificate of Designations of 8.00% Series B Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 20, 2019)
4.4	Certificate of Designations of 7.375% Series C Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed November 6, 2019)
4.5	Certificate of Designations of 6.875% Series D Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 21, 2020)
4.6	Certificate of Designations of 5.75% Series E Cumulative Redeemable Perpetual Preference Shares (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 17, 2021)

Exhibit No.	Description
4.7*	Indenture (Conformed), dated September 21, 2020, between Triton Container Finance VIII LLC and Wilmington Trust, National Association, as indenture trustee, as amended by Amendment No. 1, dated as of December 20, 2021, between Triton Container Finance VIII LLC and Wilmington Trust, National Association, as indenture trustee
4.8*†	Series 2020-1 Supplement (Conformed), dated September 21, 2020, between Triton Container Finance VIII LLC and Wilmington Trust, National Association, as indenture trustee, as amended by Amendment No. 1, dated as of December 20, 2021, between Triton Container Finance VIII LLC and Wilmington Trust, National Association, as indenture trustee
4.9*	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.10	As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because such long-term debt is not being registered and the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.
10.1*†	Eleventh Restated and Amended Credit Agreement (Conformed), dated as of October 14, 2021, by and among Triton Container International Limited and TAL International Container Corporation, as borrowers, Triton International Limited, as guarantor, various lenders from time to time party thereto, and Bank of America, N.A., as administrative agent and letter of credit issuer, as amended by First Amendment to Eleventh Restated and Amended Credit Agreement, dated as of October 26, 2022
10.2*†	Amended and Restated Term Loan Agreement (Conformed), dated as of October 14, 2021, by and among Triton Container International Limited and TAL International Container Corporation, as borrowers, Triton International Limited, as guarantor, various lenders from time to time party thereto, and PNC Bank, National Association, as a lender and administrative agent, as amended by First Amendment to Amended and Restated Term Loan Agreement, dated as of October 26, 2022
10.3†	Loan and Security Agreement (Conformed), dated as of December 13, 2018, among TIF Funding LLC, as borrower, certain other wholly-owned subsidiaries of Triton International Limited, Wells Fargo Bank, National Association, as administrative agent, certain lenders party thereto and Wilmington Trust, National Association, as collateral agent and securities intermediary, as amended by Amendment Number 1 to Loan and Security Agreement, dated as of February 8, 2019, Amendment Number 2 to Loan and Security Agreement, dated as of November 4, 2019, Omnibus Amendment No. 1, dated as of November 13, 2020, Amendment Number 4 to Loan and Security Agreement, dated as of December 20, 2021, and Omnibus Amendment No. 2 to Loan and Security Agreement, dated as of April 27, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed July 28, 2022)
10.4+	Triton International Limited Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 14, 2022)
10.5+	Triton International Limited Amended and Restated 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed April 29, 2021)
10.6+	Form of Restricted Share Award Agreement under the Triton International Limited 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed on February 16, 2021)
10.7+	Form of Restricted Share Award Agreement under the Triton International Limited Amended and Restated 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed April 29, 2021)
10.8+	Form of Restricted Share Unit Award Agreement under the Triton International Limited Amended and Restated 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed April 29, 2021)

Exhibit No.	Description
10.9+	Form of Restricted Share Award Agreement under the Triton International Limited Amended and Restated 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed May 3, 2022)
10.10+	Form of Restricted Share Unit Award Agreement under the Triton International Limited Amended and Restated 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed May 3, 2022)
10.11	Form of Indemnification Agreement for Directors and Certain Officers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 14, 2016)
10.12+*	Retirement Agreement and Release, dated as of December 31, 2022, between John Burns and Triton Container International, Incorporated of North America
10.13+*	Consultant Agreement, effective as of January 1, 2023, between John Burns and Triton Container International, Incorporated of North America
21.1*	List of Subsidiaries
22.1	List of Subsidiary Guarantors and Issuers of Guaranteed Securities (incorporated by reference to Exhibit 22.1 to the Company's Current Report on Form 8-K filed January 19, 2022)
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included on the signature page to this Annual Report on Form 10-K)
31.1*	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
32.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350
101.INS	Inline XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Instance Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Inline XBRL Data (formatted as Inline XBRL and contained in Exhibit 101)

+ Indicates a management contract or compensatory plan or arrangement.

* Filed herewith.

** Furnished herewith.

† Schedules (or similar attachments) to these exhibits have not been filed since they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in these exhibits or the Form 10-K.

(b) Exhibits.

The Company hereby files as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) set forth above.

(c) Financial Statement Schedules

The Company hereby files as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) set forth above.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2023

TRITON INTERNATIONAL LIMITED

By: /s/ BRIAN M. SONDEY

Brian M. Sondey
Chairman of the Board, Director and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Triton International Limited hereby severally constitute and appoint Brian M. Sondey and Michael S. Pearl and each of them singly, our true and lawful attorneys, with the power to them and each of them singly, to sign for us and in our names in the capacities indicated below, any amendments to this Annual Report on Form 10-K, and generally to do all things in our names and on our behalf in such capacities to enable Triton International Limited to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all the requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated, on the 14th day of February, 2023.

Signature	Title(s)
/s/ BRIAN M. SONDEY Brian M. Sondey	Chairman of the Board, Director and Chief Executive Officer
/s/ MICHAEL S. PEARL Michael S. Pearl	Senior Vice President and Chief Financial Officer
/s/ MICHELLE GALLAGHER Michelle Gallagher	Vice President and Controller (Principal Accounting Officer)
/s/ ROBERT L. ROSNER Robert L. Rosner	Lead Director
/s/ ROBERT W. ALSPAUGH Robert W. Alspaugh	Director
/s/ MALCOLM P. BAKER Malcolm P. Baker	Director
/s/ ANNABELLE BEXIGA Annabelle Bexiga	Director
/s/ CLAUDE GERMAIN Claude Germain	Director
/s/ KENNETH HANAU Kenneth Hanau	Director
/s/ JOHN S. HEXTALL John S. Hextall	Director
/s/ NIHARIKA RAMDEV Niharika Ramdev	Director
/s/ SIMON R. VERNON Simon R. Vernon	Director

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Triton International Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Triton International Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules I to II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of residual values of leasing equipment

As discussed in Note 2 to the consolidated financial statements, the net book value of leasing equipment as of December 31, 2022 was $9.5 billion. Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. To determine the residual values of leasing equipment, the Company evaluates historical disposal experience and expectations of future used container sales prices.

We identified the assessment of residual values of leasing equipment as a critical audit matter. Subjective auditor judgment was required given the measurement uncertainty of the residual values of leasing equipment. Specifically, auditor judgment was required to evaluate the identification and support for trends affecting future used container sales prices.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's residual value estimation process, including controls over the key assumption used to estimate residual values of leasing equipment. We tested historical used container sales of the Company by examining historical sales invoices and considered their relevance and reliability to the residual values of leasing equipment. We assessed the mathematical accuracy of the historical average selling prices. We compared the historical average selling prices to current residual values. We compared identified trends in certain used container sales prices from published industry reports to trends identified by the Company within its historical data and evaluated the Company's determination of the effect of those trends on current residual value estimates. We compared the estimated residual values of certain containers to publicly available peer data.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York
February 14, 2023

TRITON INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS:		
Leasing equipment, net of accumulated depreciation of $4,289,259 and $3,919,181	$ 9,530,396	$ 10,201,113
Net investment in finance leases	1,639,831	1,558,290
Equipment held for sale	138,506	48,746
Revenue earning assets	11,308,733	11,808,149
Cash and cash equivalents	83,227	106,168
Restricted cash	103,082	124,370
Accounts receivable, net of allowances of $2,075 and $1,178	226,554	294,792
Goodwill	236,665	236,665
Lease intangibles, net of accumulated amortization of $291,837 and $281,340	6,620	17,117
Other assets	28,383	50,346
Fair value of derivative instruments	115,994	6,231
Total assets	$ 12,109,258	$ 12,643,838
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Equipment purchases payable	$ 11,817	$ 429,568
Fair value of derivative instruments	2,117	48,277
Deferred revenue	333,260	92,198
Accounts payable and other accrued expenses	71,253	70,557
Net deferred income tax liability	411,628	376,009
Debt, net of unamortized costs of $55,863 and $63,794	8,074,820	8,562,517
Total liabilities	8,904,895	9,579,126
Shareholders' equity:		
Preferred shares, $0.01 par value, at liquidation preference	730,000	730,000
Common shares, $0.01 par value, 270,000,000 shares authorized, 81,383,024 and 81,295,366 shares issued, respectively	814	813
Undesignated shares, $0.01 par value, 800,000 shares authorized, no shares issued and outstanding	—	—
Treasury shares, at cost, 24,494,785 and 15,429,499 shares, respectively	(1,077,559)	(522,360)
Additional paid-in capital	909,911	904,224
Accumulated earnings	2,531,928	2,000,854
Accumulated other comprehensive income (loss)	109,269	(48,819)
Total shareholders' equity	3,204,363	3,064,712
Total liabilities and shareholders' equity	$ 12,109,258	$ 12,643,838

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Leasing revenues:			
Operating leases	$ 1,564,486	$ 1,480,495	$ 1,276,697
Finance leases	115,200	53,385	31,210
Total leasing revenues	1,679,686	1,533,880	1,307,907
Equipment trading revenues	147,874	142,969	85,780
Equipment trading expenses	(131,870)	(108,870)	(70,981)
Trading margin	16,004	34,099	14,799
Net gain on sale of leasing equipment	115,665	107,060	37,773
Operating expenses:			
Depreciation and amortization	634,837	626,240	542,128
Direct operating expenses	42,381	26,860	93,690
Administrative expenses	93,011	89,319	80,532
Provision (reversal) for doubtful accounts	(3,102)	(2,475)	2,768
Total operating expenses	767,127	739,944	719,118
Operating income (loss)	1,044,228	935,095	641,361
Other expenses:			
Interest and debt expense	226,091	222,024	252,979
Unrealized (gain) loss on derivative instruments, net	(343)	—	286
Debt termination expense	1,933	133,853	24,734
Other (income) expense, net	(1,182)	(1,379)	(4,657)
Total other expenses	226,499	354,498	273,342
Income (loss) before income taxes	817,729	580,597	368,019
Income tax expense (benefit)	70,807	50,357	38,240
Net income (loss)	$ 746,922	$ 530,240	$ 329,779
Less: dividend on preferred shares	52,112	45,740	41,362
Net income (loss) attributable to common shareholders	$ 694,810	$ 484,500	$ 288,417
Net income per common share—Basic	$ 11.25	$ 7.26	$ 4.18
Net income per common share—Diluted	$ 11.19	$ 7.22	$ 4.16
Cash dividends paid per common share	$ 2.65	$ 2.36	$ 2.13
Weighted average number of common shares outstanding—Basic	61,778	66,728	69,051
Dilutive restricted shares	322	340	294
Weighted average number of common shares outstanding—Diluted	62,100	67,068	69,345

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
Net income (loss)	$	746,922	$	530,240	$	329,779
Other comprehensive income (loss), net of tax:						
Change in derivative instruments designated as cash flow hedges		157,647		55,599		(123,357)
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges		1,168		28,722		21,927
Foreign currency translation adjustment		(727)		(105)		28
Other comprehensive income (loss), net of tax		158,088		84,216		(101,402)
Comprehensive income	$	905,010	$	614,456	$	228,377
Less:						
Dividend on preferred shares		52,112		45,740		41,362
Comprehensive income attributable to common shareholders	$	852,898	$	568,716	$	187,015
Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$	10,509	$	3,586	$	(10,694)
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$	(908)	$	1,916	$	1,144

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in Capital	Accumulated Earnings	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance as of December 31, 2019	16,200,000	$ 405,000	80,979,833	$ 810	8,771,345	$ (278,510)	$ 902,725	$ 1,533,845	$ (31,633)	$ 2,532,237
Issuance of preferred shares, net of offering expenses	6,000,000	150,000	—	—	—	—	(5,140)	—	—	144,860
Share-based compensation	—	—	225,499	3	—	—	9,893	—	—	9,896
Treasury shares acquired	—	—	—	—	5,129,981	(158,312)	—	—	—	(158,312)
Share repurchase to settle shareholder tax obligations	—	—	(53,609)	(1)	—	—	(2,155)	—	—	(2,156)
Net income (loss)	—	—	—	—	—	—	—	329,779	—	329,779
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(101,402)	(101,402)
Common shares dividend declared (2.13 per share)	—	—	—	—	—	—	—	(148,021)	—	(148,021)
Preferred shares dividend declared	—	—	—	—	—	—	—	(40,933)	—	(40,933)
Balance as of December 31, 2020	22,200,000	$ 555,000	81,151,723	$ 812	13,901,326	$ (436,822)	$ 905,323	$ 1,674,670	$ (133,035)	$ 2,565,948
Issuance of preferred shares, net of offering expenses	7,000,000	175,000	—	—	—	—	(6,177)	—	—	168,823
Share-based compensation	—	—	231,383	2	—	—	9,363	—	—	9,365
Treasury shares acquired	—	—	—	—	1,528,173	(85,538)	—	—	—	(85,538)
Share repurchase to settle shareholder tax obligations	—	—	(87,740)	(1)	—	—	(4,285)	—	—	(4,286)
Net income (loss)	—	—	—	—	—	—	—	530,240	—	530,240
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	84,216	84,216
Common shares dividend declared (2.36 per share)	—	—	—	—	—	—	—	(158,735)	—	(158,735)
Preferred shares dividend declared	—	—	—	—	—	—	—	(45,321)	—	(45,321)
Balance as of December 31, 2021	29,200,000	$ 730,000	81,295,366	$ 813	15,429,499	$ (522,360)	$ 904,224	$ 2,000,854	$ (48,819)	$ 3,064,712
Share-based compensation	—	—	198,367	2	—	—	12,510	—	—	12,512
Treasury shares acquired	—	—	—	—	9,065,286	(555,199)	—	—	—	(555,199)
Share repurchase to settle shareholder tax obligations	—	—	(110,709)	(1)	—	—	(6,823)	—	—	(6,824)
Net income (loss)	—	—	—	—	—	—	—	746,922	—	746,922
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	158,088	158,088
Common shares dividend declared ($2.65 per share)	—	—	—	—	—	—	—	(163,736)	—	(163,736)
Preferred shares dividend declared	—	—	—	—	—	—	—	(52,112)	—	(52,112)
Balance as of December 31, 2022	29,200,000	$ 730,000	81,383,024	$ 814	24,494,785	$ (1,077,559)	$ 909,911	$ 2,531,928	$ 109,269	$ 3,204,363

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

TRITON INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities:			
Net income (loss)	$ 746,922	$ 530,240	$ 329,779
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	634,837	626,240	542,128
Amortization of deferred debt cost and other debt related amortization	11,112	11,603	12,973
Lease related amortization	11,285	17,654	23,878
Share-based compensation expense	12,512	9,365	9,896
Net (gain) loss on sale of leasing equipment	(115,665)	(107,060)	(37,773)
Unrealized (gain) loss on derivative instruments	(343)	—	286
Debt termination expense	1,933	133,853	24,734
Deferred income taxes	26,018	43,077	35,662
Changes in operating assets and liabilities:			
Accounts receivable	44,119	(50,336)	(9,955)
Deferred revenue	287,328	83,600	90
Accounts payable and accrued expenses	4,620	(6,860)	(28,360)
Net equipment sold (purchased) for resale activity	(93)	7,606	14,503
Cash received (paid) for settlement of interest rate swaps	19,026	5,497	(5,074)
Cash collections on finance lease receivables, net of income earned	180,075	74,117	78,333
Other assets	21,182	26,568	(47,348)
Net cash provided by (used in) operating activities	1,884,868	1,405,164	943,752
Cash flows from investing activities:			
Purchases of leasing equipment and investments in finance leases	(943,062)	(3,434,394)	(744,129)
Proceeds from sale of equipment, net of selling costs	296,737	217,078	255,104
Other	(638)	(70)	8
Net cash provided by (used in) investing activities	(646,963)	(3,217,386)	(489,017)
Cash flows from financing activities:			
Issuance of preferred shares, net of underwriting discount	—	169,488	145,275
Purchases of treasury shares	(554,095)	(82,528)	(158,312)
Debt issuance costs	(10,162)	(42,631)	(26,814)
Borrowings under debt facilities	1,952,600	8,690,006	3,495,445
Payments under debt facilities and finance lease obligations	(2,449,367)	(6,635,987)	(3,737,150)
Dividends paid on preferred shares	(52,112)	(45,321)	(40,933)
Dividends paid on common shares	(162,174)	(157,312)	(146,476)
Other	(6,824)	(4,951)	(2,746)
Net cash provided by (used in) financing activities	(1,282,134)	1,890,764	(471,711)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (44,229)	$ 78,542	$ (16,976)
Cash, cash equivalents and restricted cash, beginning of period	230,538	151,996	168,972
Cash, cash equivalents and restricted cash, end of period	$ 186,309	$ 230,538	$ 151,996
Supplemental disclosures:			
Interest paid	$ 208,714	$ 211,412	$ 244,280
Income taxes paid (refunded)	$ 47,010	$ 7,933	$ 2,191
Right-of-use asset for leased property	$ 907	$ 2,517	$ 543
Supplemental non-cash investing activities:			
Equipment purchases payable	$ 11,817	$ 429,568	$ 191,777

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Note 1—Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. The Company's registered office is located in Bermuda.

The consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain reclassifications have been made to the accompanying prior period financial statements and notes to conform to the current year's presentation.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which it has a controlling interest, and variable interest entities of which the Company is the primary beneficiary. The equity method of accounting is applied when the Company does not have a controlling interest in an entity but exerts significant influence over the entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long lived assets, provision for income tax, allowance for doubtful accounts, share-based compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Segment Reporting

The Company conducts its business activities in one industry, intermodal transportation equipment, and has two reporting segments, Equipment leasing and Equipment trading. The Company also segregates total equipment leasing revenues and total equipment trading revenues by geographic location based upon the primary domicile of the Company's customers.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. The Company's largest customer accounted for 20%, 21%, and 22% of its lease billings during 2022, 2021, and 2020, respectively, and accounted for 11% and 26% of its accounts receivable as of December 31, 2022 and 2021, respectively. The Company's second largest customer accounted for 17%, 16%, and 14% of its lease billings during 2022, 2021, and 2020, respectively, and accounted for 11% of its accounts receivable as of both December 31, 2022 and 2021. The Company's third largest customer accounted for 11%, 10%, and 9% of its lease billings during 2022, 2021, and 2020, respectively, and accounted for 11% and 5% of its accounts receivable as of December 31, 2022 and 2021, respectively.

Other financial instruments that are exposed to concentration of credit risk are cash and cash equivalents, and restricted cash balances. Cash and cash equivalents, and restricted cash are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such deposits.

Fair Value Measurements

Fair value represents the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value may require an entity to make significant judgments or develop assumptions about market participants to reflect risks specific to the asset being valued. The Company uses the following fair value hierarchy when selecting inputs for its valuation techniques, with the highest priority given to Level 1:

- Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2—inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and
- Level 3—unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Cash and cash equivalents, restricted cash, accounts receivable, equipment purchases payable and accounts payable carrying amounts approximate fair values because of the short-term nature of these instruments. The Company's other financial and non-financial assets, which include leasing equipment, net investment in finance leases, intangible assets and goodwill, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required, the Company may determine that these assets should be written down to their fair value after completing an evaluation.

For information on the fair value of equipment held for sale, debt, and the fair value of derivative instruments, please refer to Note 3 - "Equipment Held for Sale", Note 6 - "Debt" and Note 7 - "Derivative Instruments", respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments having original maturities of three months or less at the time of purchase.

Restricted Cash

The Company's restricted cash relates to amounts held at financial institutions pursuant to certain debt arrangements. The restricted cash balances represent cash proceeds collected and required to be used to pay debt service and other related expenses.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is estimated based upon a review of the collectability of its receivables. This review is based on the risk profile of the receivables, credit quality indicators such as the level of past-due amounts and economic conditions. Generally, the Company does not require collateral on accounts receivable balances. An account is considered past due when a payment has not been received in accordance with the contractual terms. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance for doubtful accounts is intended to provide for losses in the receivables, and requires the application of estimates and judgments as to the outcome of collection efforts, among other things. The Company believes its allowance for doubtful accounts is adequate to provide for credit losses inherent in its existing receivables.

For our net investment in finance leases and accounts receivable for sales of equipment, the Company measures expected credit loss by evaluating the overall credit quality of its customers. Expected credit losses for these financial assets are estimated using historical experience which includes multiple economic cycles, customer payment history, management's assessment of the customer's financial condition, and consideration of current conditions and reasonable forecasts.

Net Investment in Finance Leases

The Company has entered into various lease agreements that qualify as finance leases. These leases are long-term in nature, ranging for a period of three to fourteen years, and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised. At the inception of a finance lease, a net investment is recorded based on the gross investment (representing the total future minimum lease payments plus the estimated residual value), net of unearned income. Unearned income represents the excess of the gross investment over the fair value of the leased equipment at lease commencement. Any gain or loss is recognized at commencement and recorded in Net gain on sale of leasing equipment.

Leasing Equipment

The Company purchases new equipment from manufacturers for the purpose of leasing to customers. The Company also purchases used equipment with the intention of selling in one or more years from the date of purchase.

Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful lives. Capitalized costs for new equipment include the manufactured cost of the equipment, inspection, delivery, and associated costs incurred in moving the equipment from the manufacturer to the initial on-hire location. Repair and maintenance costs that do not extend the lives of the leasing equipment are charged to direct operating expenses at the time the costs are incurred.

The estimated useful lives and residual values of the Company's leasing equipment are based on the Company's expectations for future used container sale prices. The Company evaluates estimates used in its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation estimates for useful lives or the assigned residual values of its equipment is warranted. For 2022, the Company completed its annual depreciation policy assessment during the fourth quarter and concluded no change was necessary.

The estimated useful lives and residual values for each major equipment type for the periods indicated below were as follows:

Equipment Type	As of December 31, 2022 and 2021		
	Depreciable Life	Residual Value	
Dry containers			
20-foot dry container	13 years	$	1,000
40-foot dry container	13 years	$	1,200
40-foot high cube dry container	13 years	$	1,400
Refrigerated containers			
20-foot refrigerated container	12 years	$	2,350
40-foot high cube refrigerated container	12 years	$	3,350
Special containers			
40-foot flat rack container	16 years	$	1,700
40-foot open top container	16 years	$	2,300
Tank containers	20 years	$	3,000
Chassis	20 years	$	1,200

Depreciation on leasing equipment commences on the date of initial on-hire.

For leasing equipment purchased for resale that may be leased for a period of time, the Company adjusts its estimates for remaining useful life and residual values based on our expectations for how long the equipment will remain on-hire to the current lessee and the expected sales market for older containers when these units are redelivered.

The net book value of the Company's leasing equipment by equipment type as of the dates indicated was (in thousands):

	December 31, 2022	December 31, 2021
Dry container	$ 7,550,616	$ 8,087,346
Refrigerated container	1,364,012	1,556,673
Special container	287,106	297,925
Tank container	112,166	102,220
Chassis	216,496	156,949
Total	$ 9,530,396	$ 10,201,113

Included in the amounts above are units not on lease at December 31, 2022 and 2021 with a total net book value of $525.4 million and $391.3 million, respectively.

Valuation of Leasing Equipment

Leasing equipment is evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying value to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

When testing for impairment, leasing equipment is generally grouped by equipment type, and is tested separately from other groups of assets and liabilities. Some of the significant estimates and assumptions used to determine future undiscounted cash flows and the measurement for impairment are the remaining useful life, expected utilization, expected future lease rates and expected disposal prices of the equipment. The Company considers the assumptions on expected utilization and the remaining useful life to have the greatest impact on its estimate of future undiscounted cash flows. These estimates are principally based on the Company's historical experience and management's judgment of market conditions.

The Company has not record any impairment charges related to leasing equipment for the years ended December 31, 2022, 2021, and 2020.

Equipment Held for Sale

When leasing equipment is returned off lease, the Company makes a determination of whether to repair and re-lease the equipment or sell the equipment. At the time the Company determines that equipment will be sold, it reclassifies the carrying value of leasing equipment to equipment held for sale. Equipment held for sale is recorded at the lower of its estimated fair value less costs to sell or carrying value at the time identified for sale. Depreciation expense on equipment held for sale is halted and disposals generally occur within 90 days. Initial write downs of equipment held for sale to fair value are recorded as an impairment charge and are included in Net gain on sale of leasing equipment. Subsequent increases or decreases to the fair value of those assets are recorded as adjustments to the carrying value of the equipment held for sale, however, any such adjustments may not exceed the respective equipment's carrying value at the time it was initially classified as held for sale. Realized gains and losses resulting from the sale of equipment held for sale are recorded in Net gain on sale of leasing equipment, and cash flows associated with the disposal of equipment held for sale are classified as cash flows from investing activities.

Equipment recorded within our equipment trading segment is also included in Equipment held for sale. Gains and losses resulting from the sale of this equipment is recorded in Trading margin, and cash flows associated with the sale of this equipment are classified as cash flows from operating activities.

Operating Leases

The Company leases office space and office equipment and evaluates whether these leases are classified as operating or financing at the inception of the lease. The classification is based on certain assumptions that require judgment, such as the asset's fair value, the asset's estimated residual value, the interest rate implicit in the lease, and the asset's economic useful life.

For operating leases, the Company records a lease liability based on the present value of the remaining minimum payments and a corresponding right-of-use ("ROU") asset. The Company uses its estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The benefits of lease incentives, including rent-free or reduced rent periods, and the cost of future rent escalations are recognized on a straight-line basis over the term of the lease. A lease liability and a corresponding ROU asset are not recognized when, at the commencement date of the lease, the term is 12 months or less.

Property, Furniture and Equipment

Costs of major additions of property, furniture, equipment and improvements are capitalized and are included in Other assets on the Consolidated Balance Sheets. The original cost is depreciated on a straight-line basis over the estimated useful lives of such property, furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the leased assets. Other fixed assets, which consist primarily of computer software and hardware, are recorded at cost and amortized on a straight-line basis over their respective estimated useful lives, which range from three to seven years. Expenditures for maintenance and repairs are expensed as they are incurred.

Goodwill

Goodwill is tested for impairment at least annually on October 31 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of a reporting unit may be below its carrying value. Goodwill has been allocated to the Company's reporting units, which are the same as its reporting segments.

In evaluating goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether further impairment testing is necessary. Among the relevant events and circumstances that affect the fair value of reporting units, the Company considers individual factors such as macroeconomic conditions, changes in its industry and the markets in which the Company operates, as well as its reporting units' historical and expected future financial performance. If, after assessing the totality of events and circumstances, the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, then the quantitative goodwill impairment test is unnecessary. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit is less than its fair value, no impairment exists. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company elected to perform the qualitative assessment for its evaluation of goodwill impairment during the year ended December 31, 2022 and concluded there was no impairment. The Company has not recorded any impairment charges related to goodwill for the years ended December 31, 2022, 2021, and 2020.

Intangible Assets

Intangible assets with finite useful lives such as acquired lease intangibles are initially recorded at fair value and are amortized over their respective estimated useful lives and subsequently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company has not recorded any impairment charges related to intangible assets for the years ended December 31, 2022, 2021, and 2020.

Revenue Recognition

Lease Classification

We determine the classification of a lease at its inception as either operating leases or finance leases. If the provisions of the lease change after lease inception, other than by renewal or extension, we evaluate whether that change may have resulted in a different lease classification had the change been in effect at inception. If so, the revised agreement is considered a new lease for lease classification purposes. The classification of the lease as either an operating lease or finance lease will impact revenue recognition.

Operating Leases with Customers

The Company enters into long-term leases and service leases with ocean carriers, principally as lessor in operating leases, for marine cargo equipment. Long-term leases provide customers with specified equipment for a specified term. The Company's leasing revenues are based upon the number of equipment units leased, the applicable per diem rate and the length of the lease. Long-term leases typically have initial contractual terms ranging from five to eight or more years. Revenues are recognized on a straight-line basis over the life of the respective lease. Revenue from advance billings are deferred and recognized in the period earned. Service leases do not specify the exact number of equipment units to be leased or the term that each unit will remain on-hire, but allow the lessee to pick-up and drop-off units at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of equipment units on-hire for a given period. Revenue from customers considered to be non-performing is deferred and recognized when the amounts are received.

The Company recognizes billings to customers for damages and certain other operating costs as leasing revenue when earned based on the terms of the contractual agreements with the customer.

Finance Leases with Customers

The Company enters into finance leases as lessor for some of the equipment in its fleet. At the inception of the lease, the Company records the total future minimum lease payments plus the estimated residual value, net of executory costs, if any. Cash deposits reduce the net finance lease receivable and are recorded on the statement of cash flows as deferred revenue within operating activities. The net investment in finance leases represents the receivables due from lessees, net of unearned income and amounts previously billed, which are included in accounts receivable. Unearned income, which also includes any initial direct costs, is recognized on a constant yield basis over the lease term and is recorded as leasing revenue. The Company's finance leases are usually long-term in nature and typically include an option to purchase the equipment at the end of the lease term for a nominal price that the Company deems reasonably certain to be exercised.

Equipment Trading Revenues and Expenses

Equipment trading revenues represent the proceeds from the sale of equipment purchased for resale and are recognized as units are sold. The related expenses represent the cost of equipment sold as well as other selling costs that are recognized as incurred and are reflected as equipment trading expenses on the Consolidated Statements of Operations.

Direct Operating Expenses

Direct operating expenses are directly related to the Company's equipment under and available for lease. These expenses primarily consist of the Company's costs to repair and maintain the equipment, to reposition the equipment and to store the equipment when it is not on lease. These costs are recognized when incurred. Certain positioning costs may be capitalized when incurred to place new equipment on an initial lease.

Debt Costs

Debt costs represent the fees incurred in connection with debt obligation arrangements. These costs are capitalized and amortized using the effective interest method or on a straight-line basis over the term of the related obligation, depending on the type of debt obligation to which they relate. Unamortized debt costs may be written off when the related debt obligations are refinanced or extinguished prior to maturity.

Derivative Instruments

The Company primarily uses derivatives in the management of its interest rate exposure on its long-term borrowings. The Company records derivative instruments on its balance sheet at fair value and establishes criteria for both the designation and effectiveness of hedging activities.

The Company has entered into interest rate swap agreements with certain financial institutions. The interest rate swap agreements require the Company to make payments to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Interbank Offered Rate ("LIBOR") or the Secured Overnight Financing Rate ("SOFR").

Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is measured at each balance sheet date and is reflected on a gross basis on the consolidated balance sheets. The change in fair value of the derivative instruments designated as a cash flow hedge are recorded on the Consolidated Balance Sheets in accumulated other comprehensive income (loss) and are re-classified to interest and debt expense when the hedged interest payments are recognized. The change in fair value of non-designated derivative instruments is recorded in the Consolidated Statements of Operations as unrealized (gain) loss on derivative instruments, net.

Income Taxes

The Company uses the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities based on the expected future tax consequences of temporary differences that currently exist between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any change in the tax rate which has an effect on deferred tax assets and liabilities is recognized as an increase or decrease to income in the period that includes the enactment date of the law that resulted in the change in tax rate.

The Company recognizes the effect of income tax positions which are more-likely-than-not of being sustained. If a position does not meet the more-likely-than-not criteria, the Company records a reserve against the tax position such that a tax benefit is recognized only in the amount that has a greater than 50% likelihood of being recognized. The full impact of any change in recognition or measurement of an uncertain tax position is reflected in the period in which such change occurs. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Foreign Currency Translation and Re-measurement

The Company uses the U.S. dollar as its reporting currency. The net assets and operations that are denominated in foreign currency and are subject to foreign currency translation included in the consolidated financial statements are attributable primarily to the Company's U.K. subsidiary. The accounts of this subsidiary have been converted at rates of exchange in effect at year end as to balance sheet accounts and at the annual weighted average exchange rates for the statements of operations accounts. The effects of changes in exchange rates in translating foreign subsidiaries' financial statements are included in shareholders' equity as accumulated other comprehensive (loss) income.

The Company also has certain cash accounts, certain finance lease receivables and certain obligations that are denominated in currencies other than the Company's functional currency. These assets and liabilities are generally denominated in euros or British pounds, and are re-measured at each balance sheet date at the exchange rates in effect as of those dates. The impact of changes in exchange rates on the re-measurement of assets and liabilities are included in administrative expenses on the Consolidated Statements of Operations. The Company recorded a loss of $2.0 million, a loss of $1.0 million and a gain of $0.4 million in net foreign currency exchange gains or losses for the years ended December 31, 2022, 2021 and 2020, respectively.

Share-based Compensation

The Company measures and recognizes share-based awards granted to employees based on the grant date fair value. Share-based awards may be subject to forfeiture if certain employment conditions are not met. The Company has elected to account for forfeitures as they occur. Time based awards are measured at the grant date and are recognized as compensation expense over the employee's requisite service period, generally the vesting period of the equity award, on a straight-line basis. Performance-based awards are recognized as compensation expense over the requisite service period when satisfaction of the performance condition is considered probable. The Company also grants share-based awards to non-employee directors that vest immediately and are recognized as compensation expense based on the grant date fair value.

Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Any potential issuance of common shares, including those that are contingent and do not participate in dividends, are excluded from the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if securities exercisable or convertible into common shares were exercised or converted into common shares, utilizing the treasury share method.

The Company excluded a de minimus amount of anti-dilutive restricted common shares from its calculation of diluted earnings per share for the years ended December 31, 2022, 2021, and 2020.

Recently Adopted Accounting Standards Updates

Lessors - Certain Leases with Variable Lease Payments

In July 2021, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2021-05, Lease (Topic 842): Lessors - Certain Leases with Variable Lease Payments. This guidance amends the lease classification accounting for lessors on certain leases with variable lease payments that do not depend on a reference index or a rate. The Company did not have such leases and therefore the Company's adoption of this standard on January 1, 2022 had no impact on its consolidated financial statements.

Note 3—Equipment Held for Sale

The Company's equipment held for sale is recorded at the lower of fair value less cost to sell, or carrying value at the time identified for sale. Fair value is measured using Level 2 inputs and is based predominantly on recent sales prices. An impairment charge is recorded when the carrying value of the asset exceeds its fair value less cost to sell. The following table summarizes the Company's net impairment charges recorded in Net gain on sale of leasing equipment on the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Impairment (loss) reversal on equipment held for sale	$ (887)	$ 16	$ (3,532)
Gain (loss) on sale of equipment, net of selling costs	116,552	107,044	41,305
Net gain on sale of leasing equipment	$ 115,665	$ 107,060	$ 37,773

Note 4—Intangible Assets

Intangible assets consist of lease intangibles for leases acquired with lease rates above market in a business combination. The following table summarizes the amortization of intangible assets as of December 31, 2022 (in thousands):

Years ending December 31,	**Total Intangible Assets**
2023	$ 4,657
2024	1,963
Total	$ 6,620

Amortization expense related to intangible assets was $10.5 million, $16.5 million, and $22.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note 5—Restricted Cash

The components of restricted cash as of December 31, 2022 and December 31, 2021 were as follows (in thousands):

	December 31, 2022	**December 31, 2021**
Collection accounts	$ 37,432	$ 37,372
Trust accounts	16,316	31,628
Other restricted cash accounts	49,334	55,370
Total restricted cash	$ 103,082	$ 124,370

Collection accounts

The Company maintains bank accounts for collections related to its containers that are financed ("the Collection Accounts"). Cash proceeds collected from leasing and disposition are deposited into the Collection Accounts and all expenses related to the operation of the containers are paid from the Collection Accounts. The Company considers the portion of the Collection Accounts which is being held in trust for the benefit of Asset Backed Securitization ("ABS") noteholders as restricted and the portion of the balance attributable to containers that are unsecured as unrestricted.

Trust accounts

Pursuant to certain debt agreements, cash is transferred from the Collection Accounts to separate accounts (the "Trust Accounts"). The Trust Accounts are maintained by an indenture trustee on behalf of certain ABS noteholders. The cash in the Trust Accounts is used to pay related ABS debt service and related expenses. After such payments, any remaining cash in these accounts is transferred to certain unrestricted bank accounts of the Company and is included in cash and cash equivalents on the Consolidated Balance Sheets.

Other restricted cash accounts

Pursuant to certain asset-backed debt agreements, cash is held at separate accounts in order to maintain an amount equal to projected interest expense for a specified number of months.

Note 6—Debt

The table below summarizes the Company's key terms and carrying value of debt:

| | December 31, 2022 | | | | December 31, 2021 |
	Outstanding Borrowings (in thousands)	Contractual Weighted Avg Interest Rate[1]	Maturity Range[1] From	To	Outstanding Borrowings (in thousands)
Secured Debt Financings					
Asset-backed securitization term instruments	$ 2,890,467	2.04 %	February 2028	February 2031	3,801,777
Asset-backed securitization warehouse	320,000	5.92 %	April 2029	April 2029	225,000
Finance lease obligations[2]	—		—	—	15,042
Total secured debt financings	3,210,467				4,041,819
Unsecured Debt Financings					
Senior notes	2,900,000	2.11 %	August 2023	March 2032	2,300,000
Term loan facilities	1,080,000	5.81 %	May 2026	May 2026	1,176,000
Revolving credit facilities	945,000	5.80 %	October 2027	October 2027	1,112,000
Total unsecured debt financings	4,925,000				4,588,000
Total debt financings	8,135,467				8,629,819
Unamortized debt costs	(55,863)				(63,794)
Unamortized debt premiums & discounts	(4,784)				(3,508)
Debt, net of unamortized costs	$ 8,074,820				$ 8,562,517

(1)   Data as of December 31, 2022.
(2)   On February 1, 2022, the Company exercised an early buyout option and paid $14.9 million of its remaining finance lease obligations.

Asset-Backed Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly-owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

On April 29, 2022, the Company extinguished an ABS term note and paid the outstanding balance of $391.3 million. As a result, the Company wrote off $1.3 million of debt related costs.

On September 20, 2022, the Company extinguished an ABS term loan facility and paid the outstanding balance of $186.1 million. As a result, the Company wrote off $0.2 million of debt related costs.

The Company's borrowings under the ABS facilities amortize in monthly installments, typically in level payments over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per U.S. GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three to nine months of interest expense depending on the terms of each facility.

Asset-Backed Securitization Warehouse

Under the Company's ABS warehouse facility, an indirect wholly-owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

On April 27, 2022, the Company amended its existing ABS warehouse facility with $1,125.0 million borrowing capacity to extend the revolving period to April 27, 2025 and change the interest rate to the term SOFR plus 1.60%. After the revolving period, borrowings will convert to term notes with a maturity date of April 27, 2029, paying interest at SOFR plus 2.60%. As part of this transaction, the Company wrote off $0.3 million of debt related costs.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per U.S. GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

Senior Notes

The Company's senior notes are unsecured and have maturities ranging from 2 -10 years and interest payments due semi-annually. The senior notes are pre-payable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium in respect to such prepayment.

On January 19, 2022, the Company completed a $600.0 million 3.25% senior notes offering with a maturity date of March 15, 2032.

Term Loan Facility

The Company's term loan facility has a maturity date of May 27, 2026, which amortizes in quarterly installments. On October 26, 2022, the Company amended its term loan facility to change the reference rate from LIBOR to term SOFR. There was no change to the margin over the reference rate as a result of this amendment.

This facility is subject to covenants customary for unsecured financings of this type, primarily financial covenants that require us to maintain a maximum ratio of unencumbered assets to certain financial indebtedness.

Revolving Credit Facility

On October 26, 2022, the Company amended its revolving credit facility to extend the maturity date to October 26, 2027 and change the reference rate from LIBOR to term SOFR. There was no change to the margin over the reference rate as a result of these amendments. As part of this transaction, the Company wrote off $0.1 million of debt related costs.

The revolving credit facility has a maximum borrowing capacity of $2,000.0 million. This facility is subject to covenants customary for unsecured financings of this type, primarily financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of December 31, 2022:

	Balance Outstanding (in thousands)	Contractual Weighted Avg Interest Rate	Maturity Range From	Maturity Range To	Weighted Avg Remaining Term
Excluding impact of derivative instruments:					
Fixed-rate debt	$5,790,467	2.08%	Aug 2023	Mar 2032	4.5 years
Floating-rate debt	$2,345,000	5.82%	May 2026	Apr 2029	4.1 years
Including impact of derivative instruments:					
Fixed-rate debt	$5,790,467	2.08%			
Hedged floating-rate debt	1,327,750	3.71%			
Total fixed and hedged debt	7,118,217	2.38%			
Unhedged floating-rate debt	1,017,250	5.82%			
Total debt outstanding	$8,135,467	2.80%			

The fair value of total debt outstanding was $7,264.7 million and $8,572.9 million as of December 31, 2022 and December 31, 2021, respectively, and was measured using Level 2 inputs.

As of December 31, 2022, the maximum borrowing levels for the ABS warehouse and the revolving credit facilities are $1,125.0 million and $2,000.0 million, respectively. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these credit facilities at December 31, 2022 was approximately $1,262.3 million.

The Company is subject to certain financial covenants under its debt financings. As of December 31, 2022, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Debt Maturities

At December 31, 2022, the Company's scheduled principal repayments and maturities were as follows (in thousands):

Years ending December 31,

2023	$ 1,006,636
2024	906,845
2025	429,341
2026	1,736,102
2027	1,340,992
2028 and thereafter	2,715,551
Total debt outstanding	$ 8,135,467

Note 7—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in accumulated other comprehensive income (loss) and reclassified to interest and debt expense when they are realized.

The Company has entered into offsetting $500.0 million notional interest rate cap agreements with substantially similar economic terms related to certain debt facility requirements. These derivatives are not designated as hedging instruments, and because they offset, changes in fair value have an immaterial impact on the financial statements.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities and the amounts payable under certain derivative agreements. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities of the Consolidated Statements of Cash Flows. As of December 31, 2022, the Company posted cash collateral on derivative instruments of $2.0 million.

During the year ended December 31, 2022, the Company terminated the following derivative instruments (in millions):

Derivative Instrument	Date Terminated	Notional Amount	Funds Received (Paid)[1]
Interest rate swap	January 11, 2022	$150.0	$6.0
Interest rate swap	January 11, 2022	$150.0	$6.1
Interest rate cap	April 27, 2022	$200.0	$0.3
Interest rate cap	April 27, 2022	$200.0	$0.2
Interest rate swap	April 29, 2022	$62.5	$1.4
Interest rate swap	April 29, 2022	$100.0	$1.6
Interest rate swap	April 29, 2022	$100.0	$0.9
Interest rate swap	September 20, 2022	$186.1	$2.5

(1) For interest rate swaps that were originally designated as cash flow hedges, the amounts in accumulated other comprehensive income (loss) will be amortized to debt and interest expense in the Consolidated Statements of Operations over the remaining term of the derivative instruments at time of termination.

Within the next twelve months, we expect to reclassify $41.7 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) into earnings.

On September 30, 2022, the Company entered into an interest rate swap agreement with a scheduled maturity date of September 30, 2025. This contract is indexed to 1 month term SOFR, has a fixed rate of 3.82%, and has a notional amount of $200.0 million.

As of December 31, 2022, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap[1]	$1,327.8	2.22%	4.0 years

(1) Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $350.0 million and increase the weighted average remaining term to 5.3 years.

The following table summarizes the impact of derivative instruments on the consolidated statements of operations and the consolidated statements of comprehensive income on a pretax basis (in thousands):

		Year Ended December 31,		
	Financial statement caption	2022	2021	2020
Non-Designated Derivative Instruments				
Realized (gains) losses	Other (income) expense, net	$ —	$ —	$ (224)
Realized (gains) losses	Debt termination expense	$ —	$ 883	$ —
Unrealized (gains) losses	Unrealized (gain) loss on derivative instruments, net	$ (343)	$ —	$ 286
Designated Derivative Instruments				
Realized (gains) losses	Interest and debt (income) expense	$ 260	$ 30,638	$ 23,071
Unrealized (gains) losses	Comprehensive (income) loss	$ (168,156)	$ (59,185)	$ 134,051

Fair Value of Derivative Instruments

The Company presents the fair value of derivative financial instruments on a gross basis as a separate line item on the consolidated balance sheet.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR and swap rates and credit risk at commonly quoted intervals). In response to the expected phase out of LIBOR, the Company continues to work with its counterparties to identify an alternative reference rate. Substantially all of the Company's derivative agreements have fallback provisions that would govern their transition to another benchmark, and the Company also adopted various practical expedients which will facilitate the transition.

Note 8—Leases

Lessee

The Company's leases are primarily for multiple office facilities which are contracted under various cancelable and non-cancelable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The weighted average implicit rate was 3.98% and 3.50% for the years ended December 31, 2022 and 2021, respectively and the weighted average remaining lease term was 1.6 years and 2.1 years for the years ended December 31, 2022 and 2021, respectively.

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption	December 31, 2022	December 31, 2021
Right-of-use asset - operating	Other assets	$ 3,145	$ 5,099
Lease liability - operating	Accounts payable and other accrued expenses	$ 3,465	$ 5,790

Income Statement	Financial statement caption	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating lease cost[1]	Administrative expenses	$ 3,205	$ 3,183	$ 3,005

(1)   Includes short-term leases that are immaterial.

Cash paid for amounts of lease liabilities included in operating cash flows was $3.4 million, $3.3 million, and $3.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following represents our future undiscounted cash flows related to lease liabilities for each of the next five years and thereafter as of December 31, 2022 (in thousands):

Years ending December 31,

2023	$ 2,509
2024	743
2025	343
2026	—
2027	—
2028 and thereafter	—
Total undiscounted future cash flows related to lease payments	$ 3,595
Less: imputed interest	(130)
Total present value of lease liability	$ 3,465

The Company entered into an amended agreement in September 2022 with a non-affiliated third party to relocate office space in Purchase, New York (our principal executive offices) ("New Premises"). The lessor and its agents are currently renovating this new office space and the Company does not have control of this office space during renovations. The New Premises lease is expected to commence in mid-2023 when renovations are completed.

Lessor

Operating Leases

The following is the minimum future rental income as of December 31, 2022 under non-cancelable operating leases, assuming the minimum contractual lease term (in thousands):

Years ending December 31,

2023	$ 1,049,676
2024	897,993
2025	762,561
2026	602,042
2027	474,552
2028 and thereafter	1,416,675
Total	$ 5,203,499

As of December 31, 2022, the Company has deferred revenue balances related to operating leases with uneven payment terms. These amounts will be amortized into revenue as follows (in thousands):

Years ending December 31,	
2023	$ 74,003
2024	76,534
2025	65,793
2026	42,768
2027	16,370
2028 and thereafter	57,792
Total	$ 333,260

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	December 31, 2022	December 31, 2021
Future minimum lease payment receivable[1]	$ 2,161,192	$ 2,122,165
Estimated residual receivable[2]	218,004	205,994
Gross finance lease receivables[3]	2,379,196	2,328,159
Unearned income[4]	(739,365)	(769,869)
Net investment in finance leases[5]	$ 1,639,831	$ 1,558,290

(1) There were no executory costs included in gross finance lease receivables as of December 31, 2022 and December 31, 2021.
(2) The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk for assets.
(3) The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4) There were no unamortized initial direct costs as of December 31, 2022 and December 31, 2021.
(5) One major customer represented 90% and 91% of the Company's finance lease portfolio as of December 31, 2022 and 2021, respectively. No other customer represented more than 10% of the Company's finance lease portfolio in each of those years.

Maturities of the Company's gross finance lease receivables subsequent to December 31, 2022 are as follows (in thousands):

Years ending December 31,	
2023	$ 219,325
2024	211,258
2025	208,939
2026	205,053
2027	172,778
2028 and thereafter	1,361,843
Total	$ 2,379,196

The Company's finance lease portfolio lessees are primarily comprised of the largest international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

During 2022, there was a default on certain finance leases in our portfolio for which the full amount is not expected to be recovered, and the Company recognized a net impairment charge of $5.9 million which is recorded in the provision for doubtful accounts in the Consolidated Statements of Operations. At the time of default, the net investment in finance lease was re-classified to leasing equipment on the Consolidated Balance Sheet.

The Company has reviewed the remaining finance lease portfolio for expected credit losses considering the factors noted above for each lessee, and based on its assessment as of December 31, 2022, further credit losses are not expected in the portfolio. As of December 31, 2022 and December 31, 2021, the Company does not have an allowance on its gross finance lease receivables and does not have any material past due balances.

Also included in the provision for doubtful accounts is a benefit of $9.0 million related to the settlement and recovery of amounts due from customers that had defaulted a number of years ago.

Note 9—Share-Based Compensation

The Company's 2016 Equity Incentive Plan ("2016 Equity Plan") provides for the granting of service-based and performance-based restricted shares and units to executives, employees and directors. The maximum aggregate number of shares and units that may be issued under the 2016 Equity Plan is 5,000,000 common shares and units. Any awards issued under the 2016 Equity Plan that are forfeited by the participant, will become available for future grant under the 2016 Equity Plan.

The following table summarizes the Company's restricted share activity for the year ended December 31, 2022:

	Number of Shares	Weighted Average Fair Value
Non-vested balance at December 31, 2021	598,429	$ 40.15
Shares/units granted[1]	216,982	62.36
Shares/units vested[2]	(284,483)	61.55
Non-vested balance at December 31, 2022	530,928	$ 50.61

(1) Additional shares and units may be granted based upon the satisfaction of certain performance criteria.
(2) Plan participants tendered 107,166 common shares to satisfy income tax withholding obligations. These shares were subsequently retired by the Company. Additionally, the Company issued 9,527 shares to employees that vested immediately and canceled 3,543 vested shares to settle payroll taxes.

The share-based compensation expense for the years ended December 31, 2022, 2021 and 2020 included in administrative expenses on the Consolidated Statements of Operations was $12.5 million, $9.4 million, and $9.9 million, respectively. Share based compensation expense includes charges for performance-based shares and units that are deemed probable to vest.

As of December 31, 2022, the total unrecognized compensation expense related to non-vested restricted share awards and units was approximately $10.2 million, which is expected to be recognized over the remaining weighted average vesting period of approximately 1.7 years.

Note 10—Other Equity Matters

Share Repurchase Program

The Company's Board of Directors authorized repurchases of shares up to a specified dollar amount as part of its repurchase program. Purchases under the repurchase program may be made in the open market or privately negotiated transactions, and may include transactions pursuant to a repurchase plan administered in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. Purchases may be made from time to time at the Company's discretion and the timing and amount of any share repurchases will be determined based on share price, market conditions, legal requirements, and other factors. The repurchase program does not obligate the Company to acquire any particular amount of common shares, and the Company may suspend or discontinue the repurchase program at any time.

During the year ended December 31, 2022, the Company repurchased a total of 9,065,286 common shares at an average price per-share of $61.22 for a total of $555.2 million. As of December 31, 2022, $355.6 million remains available under the Share Repurchase Program.

Preferred Shares

The following table summarizes the Company's preferred share issuances (each, a "Series"):

Preferred Share Offering	Issuance	Liquidation Preference (in thousands)	# of Shares[1]	Underwriting Discounts (in thousands)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$ 86,250	3,450,000	$ 2,717
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000	$ 4,528
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000	$ 5,513
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000	$ 4,725
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000	$ 5,513
		$ 730,000	29,200,000	$ 22,996

(1)   Represents number of shares authorized, issued, and outstanding.

As a result of these offerings, the Company received $707.0 million in aggregate net proceeds which were used for general corporate purposes, including the purchase of containers, the repurchase of outstanding common shares, the payment of dividends, and the repayment or repurchase of outstanding indebtedness.

Each Series of preferred shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares prior to the lapse of the five year period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem each Series upon the occurrence of the preceding events, holders of preferred shares may have the right to convert their preferred shares into common shares. Specifically for Series E only, the Company may redeem the Series E Preference Shares if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the Series E Preference Shares when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series E Preference Shares would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series E Preference Shares when originally issued.

Holders of preferred shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

Dividends

Dividends on shares of each Series are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. The Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

The Company paid the following quarterly dividends during the years ended December 31, 2022, 2021, and 2020 on its issued and outstanding Series (in millions except for the per-share amounts):

| | Year ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A[1]	$2.12	$ 7.2	$2.12	$ 7.2	$2.12	$ 7.2
B	$2.00	$ 11.6	$2.00	$ 11.6	$2.00	$ 11.6
C[1]	$1.84	$ 12.8	$1.84	$ 12.8	$1.84	$ 12.8
D[1]	$1.72	$ 10.4	$1.72	$ 10.4	$1.53	$ 9.3
E[1]	$1.44	$ 10.1	$0.47	$ 3.3	$—	$ —
Total		$ 52.1		$ 45.3		$ 40.9

(1) Per share payments rounded to the nearest whole cent.

As of December 31, 2022, the Company had cumulative unpaid preferred dividends of $2.2 million.

Accumulated Other Comprehensive Income

The following table summarizes the components of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Cash Flow Hedges	Foreign Currency Translation	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2020	$ (27,096)	$ (4,537)	$ (31,633)
Change in derivative instruments designated as cash flow hedges[1]	(123,357)	—	(123,357)
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges[1]	21,927	—	21,927
Foreign currency translation adjustment	—	28	28
Balance at December 31, 2020	$ (128,526)	$ (4,509)	$ (133,035)
Change in derivative instruments designated as cash flow hedges[1]	55,599	—	55,599
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges[1]	28,722	—	28,722
Foreign currency translation adjustment	—	(105)	(105)
Balance at December 31, 2021	$ (44,205)	$ (4,614)	$ (48,819)
Change in derivative instruments designated as cash flow hedges[1]	157,647	—	157,647
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges[1]	1,168	—	1,168
Foreign currency translation adjustment	—	(727)	(727)
Balance at December 31, 2022	$ 114,610	$ (5,341)	$ 109,269

(1) Refer to Note 7 - "Derivative Instruments" for reclassification impact on the Consolidated Statements of Operations.

Note 11—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reporting segments:

- Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its lease fleet.
- Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

These operating segments were determined based on the chief operating decision maker's review and resource allocation of the products and services offered.

The following tables summarizes our segment information and the consolidated totals reported (in thousands):

As of and for the Year Ended December 31, 2022	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$ 1,665,880	$ 13,806	$ 1,679,686
Trading margin	—	16,004	16,004
Net gain on sale of leasing equipment	115,665	—	115,665
Depreciation and amortization expense	634,090	747	634,837
Interest and debt expense	224,470	1,621	226,091
Segment income (loss) before income taxes[1]	794,280	25,039	819,319
Equipment held for sale	97,463	41,043	138,506
Goodwill	220,864	15,801	236,665
Total assets	12,010,654	98,604	12,109,258
Purchases of leasing equipment and investments in finance leases[2]	$ 943,062	$ —	$ 943,062

As of and for the Year Ended December 31, 2021	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$ 1,519,434	$ 14,446	$ 1,533,880
Trading margin	—	34,099	34,099
Net gain on sale of leasing equipment	107,060	—	107,060
Depreciation and amortization expense	625,519	721	626,240
Interest and debt expense	220,292	1,732	222,024
Segment income (loss) before income taxes[1]	673,477	40,973	714,450
Equipment held for sale	16,936	31,810	48,746
Goodwill	220,864	15,801	236,665
Total assets	12,543,270	100,568	12,643,838
Purchases of leasing equipment and investments in finance leases[2]	$ 3,434,394	$ —	$ 3,434,394

As of and for the Year Ended December 31, 2020	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$ 1,300,346	$ 7,561	$ 1,307,907
Trading margin	—	14,799	14,799
Net gain on sale of leasing equipment	37,773	—	37,773
Depreciation and amortization expense	541,406	722	542,128
Interest and debt expense	251,145	1,834	252,979
Segment income (loss) before income taxes[1]	375,957	17,082	393,039
Equipment held for sale	43,275	24,036	67,311
Goodwill	220,864	15,801	236,665
Total assets	9,612,251	100,282	9,712,533
Purchases of leasing equipment and investments in finance leases[2]	$ 744,129	$ —	$ 744,129

(1)   Segment income before income taxes excludes unrealized gains or losses on derivative instruments and debt termination expense. The Company recorded debt termination expense of $1.9 million, $133.9 million, and $24.7 million for the years ended December 31, 2022, 2021, and 2020, respectively and an unrealized gain of $0.3 million, nil, and an unrealized loss of $0.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(2)   Represents cash disbursements for purchases of leasing equipment and investments in finance lease as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues for the years ended December 31, 2022, 2021, and 2020 based on customers' primary domicile (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Total leasing revenues:			
Asia	$ 602,985	$ 556,837	$ 471,820
Europe	876,691	807,735	685,906
Americas	142,822	118,430	105,643
Bermuda	3,135	2,424	1,820
Other International	54,053	48,454	42,718
Total	$ 1,679,686	$ 1,533,880	$ 1,307,907

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues for the years ended December 31, 2022, 2021 and 2020 based on the location of the sale (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Total equipment trading revenues:			
Asia	$ 71,739	$ 64,588	$ 22,748
Europe	27,620	22,167	22,031
Americas	43,120	47,644	30,681
Bermuda	—	—	—
Other International	5,395	8,570	10,320
Total	$ 147,874	$ 142,969	$ 85,780

Note 12—Income Taxes

The Company is a Bermuda exempted company. Bermuda does not impose a corporate income tax. The Company is subject to taxation in certain foreign jurisdictions on a portion of its income attributable to such jurisdictions. The two main subsidiaries of Triton are TCIL and TAL. TCIL is a Bermuda exempted company and therefore no income tax is imposed. However, a portion of TCIL's income is subject to taxation in the U.S. TAL is a U.S. company and therefore is subject to taxation in the U.S.

The following table sets forth the income tax expense (benefit) for the periods indicated (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Current taxes:			
Bermuda	$ —	$ —	$ —
U.S.	46,380	6,528	2,518
Foreign	952	230	60
	$ 47,332	$ 6,758	$ 2,578
Deferred taxes:			
Bermuda	$ —	$ —	$ —
U.S.	23,522	43,604	35,628
Foreign	(47)	(5)	34
	23,475	43,599	35,662
Total income tax expense (benefit)	$ 70,807	$ 50,357	$ 38,240

The following table sets forth the components of income (loss) before income taxes (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Bermuda sources	$ 532,391	$ 346,023	$ 200,453
U.S. sources	284,468	233,518	166,031
Foreign sources	870	1,056	1,535
Income (loss) before income taxes	$ 817,729	$ 580,597	$ 368,019

The following table sets forth the difference between the Bermuda statutory income tax rate and the effective tax rate on the Consolidated Statements of Operations for the periods indicated below:

	December 31, 2022	December 31, 2021	December 31, 2020
Bermuda tax rate	— %	— %	— %
Change in enacted tax act	0.66 %	— %	0.65 %
U.S. income taxed at other than the statutory rate	7.58 %	8.75 %	9.80 %
Effect of uncertain tax positions	(0.06)%	(0.09)%	(0.12)%
Foreign income taxed at other than the statutory rate	0.16 %	0.11 %	0.14 %
Effect of permanent differences	0.10 %	0.21 %	0.19 %
Other discrete items	0.22 %	(0.31)%	(0.27)%
Effective income tax rate	8.66 %	8.67 %	10.39 %

The following table sets forth the components of deferred income tax assets and liabilities (in thousands):

	December 31, 2022	December 31, 2021
Deferred income tax assets:		
Net operating loss and interest expense limitation carryforwards	$ 3,669	$ 1,237
Allowance for losses	—	13
Derivative instruments	—	4,810
Deferred income	2,444	366
Accrued liabilities and other payables	3,076	5,138
Total gross deferred tax assets	9,189	11,564
Less: Valuation allowance	(200)	(200)
Net deferred tax assets	$ 8,989	$ 11,364
Deferred income tax liabilities:		
Accelerated depreciation	$ 337,375	$ 333,610
Goodwill and other intangible amortization	3,974	3,879
Derivative instruments	5,383	121
Deferred income	302	2,613
Deferred partnership income (loss)	73,583	47,150
Total gross deferred tax liability	420,617	387,373
Net deferred income tax liability	$ 411,628	$ 376,009

At December 31, 2022, the Company had U.S. state net operating loss carryforwards of $13.5 million that expire at various times beginning in 2024 and net interest expense limitation carryforwards of $13.5 million that have an indefinite carryforward period. The Company maintained a valuation allowance of $0.2 million at December 31, 2022 related to U.S. state net operating losses, as it is more likely than not that the Company will be unable to utilize these losses. There has been no change in the Company's valuation allowance from December 31, 2021.

In assessing the potential future realization of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, the Company believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2022.

Certain income taxes on unremitted earnings have not been reflected on the consolidated financial statements because such earnings are intended to be permanently reinvested in those jurisdictions. Such earnings and related income taxes are estimated to be approximately $236.6 million and $70.7 million, respectively, at December 31, 2022.

The following table sets forth the unrecognized tax benefit amounts (in thousands):

	December 31, 2022	December 31, 2021
Beginning balance at January 1	$ 327	$ 650
Lapse of statute of limitations	(327)	(337)
Foreign exchange adjustment	—	14
Ending balance at December 31	$ —	$ 327

The Company files income tax returns in several jurisdictions including the U.S. and certain U.S. states. The tax years 2019 through 2022 remain subject to examination by major tax jurisdictions.

The Company accrues interest and penalties related to income taxes in the provision for income taxes. The following table summarizes interest and penalty expense (in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Interest expense (benefit)	$ (86)	$ (78)	$ (51)
Penalty expense (benefit)	$ (98)	$ (97)	$ (93)

The following table summarizes the components of income taxes payable included in Accounts payable and other accrued expenses on the Consolidated Balance Sheets (in thousands):

	December 31, 2022	December 31, 2021
Corporate income taxes payable	$ —	$ 108
Unrecognized tax benefits	—	327
Interest accrued	—	86
Penalties	—	98
Income taxes payable	$ —	$ 619

Note 13—Other Postemployment Benefits

The Company's U.S. employees participate in a defined contribution plan. Under the provisions of the plan, an employee is fully vested with respect to Company contributions after four years of service. The Company matches employee contributions of 100% up to a maximum of $6,000 of qualified compensation and may, at its discretion, make voluntary contributions. The Company's contributions were $0.8 million for the year ended December 31, 2022, and $0.7 million for the years ended December 31, 2021, and 2020, respectively.

Note 14—Commitments and Contingencies

Container Equipment Purchase Commitments

As of December 31, 2022, the Company had commitments to purchase equipment in the amount of $29.1 million to be paid in 2023.

Lease Commitment

In September 2022, the Company entered into an amended lease agreement for New Premises and therefore, has a commitment to pay base rent of approximately $15 million over the lease term of 12 years. The lease is expected to commence in mid-2023 when renovations are completed.

Contingencies

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liabilities arising from these matters to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 15—Related Party Transactions

The Company holds a 50% interest in TriStar Container Services (Asia) Private Limited ("TriStar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India. The Company's equity investment in TriStar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with TriStar of $2.0 million for both years ended December 31, 2022 and 2021. The Company has a direct finance lease balance with TriStar of $7.4 million and $8.9 million as of the years ended December 31, 2022 and December 31, 2021.

Note 16—Subsequent Events

On February 8, 2023, the Company's Board of Directors approved and declared a quarterly cash dividend of $0.70 per share on its issued and outstanding common shares, payable on March 24, 2023 to shareholders of record at the close of business on March 10, 2023.

On February 8, 2023, the Company's Board of Directors also approved and declared a cash dividend on its issued and outstanding preferred shares, payable on March 15, 2023 to holders of record as the close of business on March 8, 2023 as follows:

Preferred Share Offering	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

TRITON INTERNATIONAL LIMITED

Parent Company Condensed Balance Sheets
(In thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS:		
Cash and cash equivalents	$ 8	$ 13
Investment in subsidiaries	3,212,600	3,071,654
Other assets	37	35
Total assets	$ 3,212,645	$ 3,071,702
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Accounts payable and other accrued expenses	$ 7,126	$ 5,936
Payables with affiliates, net	1,156	1,054
Total liabilities	8,282	6,990
Shareholders' equity		
Preferred shares, $0.01 par value, at liquidation preference	730,000	730,000
Common shares, $0.01 par value, 270,000,000 shares authorized, 81,383,024 and 81,295,366 shares issued, respectively	814	813
Undesignated shares, $0.01 par value, 800,000 shares authorized, no shares issued and outstanding	—	—
Treasury shares, at cost, 24,494,785 and 15,429,499 shares, respectively	(1,077,559)	(522,360)
Additional paid-in capital	909,911	904,224
Accumulated earnings	2,531,928	2,000,854
Accumulated other comprehensive income	109,269	(48,819)
Total shareholders' equity	3,204,363	3,064,712
Total liabilities and shareholders' equity	$ 3,212,645	$ 3,071,702

TRITON INTERNATIONAL LIMITED

Parent Company Condensed Statements of Operations
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues:			
Revenues	$ —	$ —	$ —
Total revenues	—	—	—
Operating expenses:			
Administrative expenses	9,986	8,061	7,298
Operating income (loss)	(9,986)	(8,061)	(7,298)
Other income (expenses):			
Interest and debt expense	—	—	—
Net income from subsidiaries	756,908	538,301	337,077
Total other income (expenses)	756,908	538,301	337,077
Income (loss) before income taxes	746,922	530,240	329,779
Income tax expense (benefit)	—	—	—
Net income (loss)	$ 746,922	$ 530,240	$ 329,779

TRITON INTERNATIONAL LIMITED

Parent Company Condensed Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income (loss)	$ 746,922	$ 530,240	$ 329,779
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net (income) loss from subsidiaries	(756,908)	(538,301)	(337,077)
Dividends received from subsidiaries	778,388	293,866	352,903
Share-based compensation expense	1,348	1,268	1,177
Changes in operating assets and liabilities:			
Other	(1,374)	(1,236)	(589)
Net cash provided by (used in) operating activities	768,376	285,837	346,193
Cash flows from investing activities:			
Investment in subsidiary	—	(169,488)	(145,157)
Net cash provided by (used in) investing activities	—	(169,488)	(145,157)
Cash flows from financing activities:			
Issuance of preferred shares, net of underwriting discount	—	169,488	145,275
Purchases of treasury shares	(554,095)	(82,528)	(158,312)
Dividends paid on preferred shares	(52,112)	(45,321)	(40,933)
Dividends paid on common shares	(162,174)	(157,312)	(146,476)
Other	—	(664)	(590)
Net cash provided by (used in) financing activities	(768,381)	(116,337)	(201,036)
Net increase (decrease) in cash and cash equivalents	$ (5)	$ 12	$ —
Cash, cash equivalents and restricted cash, beginning of period	13	1	1
Cash, cash equivalents and restricted cash, end of period	$ 8	$ 13	$ 1

TRITON INTERNATIONAL LIMITED
Valuation and Qualifying Accounts
(In thousands)

	For the year ended December 31,		
Accounts Receivable-Allowance for doubtful accounts:	**2022**	**2021**	**2020**
Beginning Balance	$ 1,178	$ 2,192	$ 1,276
Additions / (Reversals)	910	(910)	1,082
Write-offs	(13)	(104)	(166)
Ending Balance	$ 2,075	$ 1,178	$ 2,192

Corporate information

Board of Directors

Robert W. Alspaugh
Malcolm P. Baker
Annabelle Bexiga
Claude Germain
Kenneth Hanau
John S. Hextall
Niharika Ramdev
Robert L. Rosner *(Lead Independent Director)*
Brian M. Sondey *(Chairman)*
Simon R. Vernon

Audit Committee

Robert W. Alspaugh *(Chair)*
Malcolm P. Baker
Annabelle Bexiga
Kenneth Hanau
Niharika Ramdev

Compensation and Talent Management Committee

Claude Germain *(Chair)*
John S. Hextall
Robert L. Rosner

Nominating and Corporate Governance Committee

Robert L. Rosner (Chair)
Claude Germain
John S. Hextall

Executive Officers

Brian M. Sondey
Chairman of the Board, Director & Chief Executive Officer

Michael S. Pearl
Senior Vice President, Chief Financial Officer

John O'Callaghan
Executive Vice President, Global Head of Field Marketing & Operations

Kevin Valentine
Senior Vice President, Triton Container Sales

Carla Heiss
Senior Vice President, General Counsel & Secretary

Annual Meeting

The Annual General Meeting of Shareholders will be held online via live webcast on Thursday, April 27, 2023 at 12:00 PM EDT at:

www.virtualshareholdermeeting.com/ TRTN2023

Transfer Agent & Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940–3078

Investor Center
www.computershare.com/investor

Quick Access Hub
www.computershare.com/qahub

Investor Relations

All inquiries should be directed to:

Investor Relations, Triton International Limited
Email: TIL.Investors@trtn.com

Triton International Limited Common Shares

Triton International Limited's common shares are listed on the New York Stock Exchange under the symbol "TRTN"

Independent Registered Public Accounting Firm

KPMG LLP, 345 Park Avenue, New York, NY 10154



Registered Office

Triton International Limited
Victoria Place, 5th Floor
31 Victoria Street
Hamilton HM 10. Bermuda
E TIL.Investors@trtn.com
T (+1) 441 294-8000

www.tritoninternational.com